

100 NE Adams Street
Peoria, Illinois 61629

Notice of Annual Meeting of Stockholders
Wednesday, June 13, 2007
1:30 p.m. — Central Daylight Time

Q Center
1450 N. 5th Avenue
St. Charles, IL 60174

April 30, 2007

Fellow stockholder:

On behalf of the board of directors, you are cordially invited to attend the 2007 Caterpillar Inc. annual meeting of stockholders to:

- elect directors;

- ratify Independent Registered Public Accounting Firm;

- act on stockholder proposals, if properly presented; and

- conduct any other business properly brought before the meeting.

You must have an admission ticket to attend. Procedures for requesting the admission ticket are detailed on page 47 of this proxy statement. Attendance and voting is limited to stockholders of record at the close of business on April 16, 2007.

Sincerely yours,

James W. Owens
Chairman

Table of Contents

PART ONE — Attendance and Voting Matters

Frequently Asked Questions regarding Attendance and Voting

Q: Who can attend the annual meeting of stockholders?

A: Anyone wishing to attend the Caterpillar Inc. (Caterpillar or the company) 2007 annual meeting of stockholders (annual meeting) must have an admission ticket issued in his or her name. Admission is limited to:

- stockholders of record on April 16, 2007 and one guest or
- a stockholder's authorized proxy holder or representative designated to present a stockholder proposal.

You must provide evidence of your ownership of shares with your ticket request. The specific requirements for obtaining an admission ticket are specified in the "Admission & Ticket Request Procedure" on page 47.

Q: What is a stockholder of record?

A: A stockholder of record or registered stockholder is a stockholder whose ownership of Caterpillar stock is reflected directly on the books and records of our transfer agent, Mellon Investor Services (transfer agent). If you hold stock through a bank, broker or other intermediary, you hold your shares in street name and are not a stockholder of record. For shares held in a street position, the record owner of the shares is your bank, broker or other intermediary. Caterpillar only has access to ownership records for the registered shares so, if you are not a registered stockholder, the company needs additional documentation to evidence your stock ownership as of the record date, such as, a copy of your brokerage account statement, a letter from your broker, bank or other nominee or a copy of your voting instruction card.

Q: When is the record date and who is entitled to vote?

A: The board of directors (board) set April 16, 2007 as the record date for the 2007 annual meeting. Holders of Caterpillar stock on that date are entitled to one vote per share. As of April 16, 2007, there were approximately 640 million shares of Caterpillar common stock outstanding.

A list of all registered holders will be available for examination by stockholders during normal business hours at 100 NE Adams Street, Peoria, Illinois 61629, at least ten days prior to the annual meeting and will also be available for examination at the annual meeting.

Q: How do I vote?

A: You may vote by any of the following methods:

- *in person* — stockholders who obtain an admission ticket (following the specified procedure) and attend the meeting will receive a ballot for voting
- *by mail* — using the proxy and/or voting instruction card provided
- *by phone or via the Internet* — following the instructions on the enclosed proxy and/or voting instruction card.

If you vote by phone or via the Internet, please have your proxy and/or voting instruction card available. The control number appearing on your card is necessary to process your vote. A phone or Internet vote authorizes the named proxies in the same manner as if you marked, signed and returned the card by mail. In the opinion of counsel, voting by phone or via the Internet are valid proxy voting methods under Delaware law and Caterpillar's bylaws.

Q: How can I authorize someone else to vote for me?

A: If you want to authorize someone other than the individual(s) named on the proxy card to vote for you:

- cross out the individual(s) named and insert the name of the individual you are authorizing to vote; or

- provide a written authorization to the individual you are authorizing to vote along with your proxy card.

To obtain an admission ticket for your authorized proxy representative, see the requirements specified in the "Admission & Ticket Request Procedure" on page 47.

Q: Can I change or revoke my proxy?

A: *For stockholders of record:* You may change or revoke your vote by submitting a written notice of revocation with Caterpillar c/o the Corporate Secretary at 100 NE Adams Street, Peoria, IL 61629 or by submitting another proxy on or before June 12, 2007 (including a proxy via the Internet or by telephone) that is dated later than the previously submitted vote.

For holders in street name: You may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

Q: Is my vote confidential?

A: Yes. Proxy cards, ballots and voting tabulations that identify stockholders are kept confidential. There are exceptions for contested proxy solicitations or when necessary to meet legal requirements. Innisfree M&A, the independent proxy tabulator used by Caterpillar, counts the votes and acts as the inspector of election for the meeting.

Q: What is the quorum for the meeting?

A: A quorum of stockholders is necessary to hold a valid meeting and consists of a majority of the outstanding shares, present or represented by proxy. For Caterpillar, at least one-third of all stockholders must be present in person or by proxy at the annual meeting to constitute a quorum. Abstentions and broker non-votes are counted as present for establishing a quorum. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Q: What vote is necessary for action to be taken on proposals?

A: Directors are elected by a plurality vote of the shares present at the meeting, meaning that the director nominees with the most affirmative votes are elected to fill the available seats. All other actions require an affirmative vote of the majority of shares present at the meeting. Abstentions and broker non-votes have the effect of a vote against matters other than director elections.

Votes submitted by mail, telephone or Internet will be voted by the individuals named on the card (or the individual properly authorized) in the manner indicated. If you do not specify how you want your shares voted, they will be voted in accordance with management's recommendations. If you hold shares in more than one account, you must vote each proxy and/or voting instruction card you receive to ensure that all shares you own are voted. You may change your vote by voting in person at the annual meeting or by submitting another proxy prior to the polls closing. For all methods of voting, the last vote cast will supersede all previous votes.

Q: What does it mean if I receive more than one proxy card?

A: Whenever possible, registered shares and plan shares for multiple accounts with the same registration will be combined into the same card. Shares with different registrations cannot be combined and as a result, the stockholder may receive more than one proxy card. For example, registered shares held individually by John Smith will not be combined on the same proxy card as registered shares held jointly by John Smith and his wife.

Street shares are not combined with registered or plan shares and may result in the stockholder receiving more than one proxy card. For example, street shares held by a broker for John Smith will not be combined with registered shares for John Smith.

If you hold shares in more than one account, you must vote each proxy and/or voting instruction card you receive to ensure that all shares you own are voted.

If you receive more than one card for accounts that you believe could be combined because the registration is the same, contact our stock transfer agent (for registered shares) or your broker (for street shares) to request that the accounts be combined for future mailings.

Q: Who pays for the solicitation of proxies?

A: Caterpillar pays the cost of soliciting proxies. Proxies will be solicited on behalf of the board of directors. This solicitation is being made by mail, but also may be made by telephone or in person. We have hired Innisfree M&A Incorporated for $15,000, plus out-of-pocket expenses, to assist in the solicitation. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to stockholders and obtaining their votes.

Q: When are stockholder proposals due for the 2008 annual meeting?

A: To be considered for inclusion in the 2008 proxy statement, stockholder proposals must be received in writing at our principal executive offices no later than December 19, 2007. Stockholder proposals should be sent to Caterpillar Inc. by mail c/o the Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629.

Q: Are there any matters to be voted on at the meeting that are not included in the proxy?

A: We do not know of any matters to be acted upon at the meeting other than those discussed in this statement. If any other matter is presented, proxy holders will vote on the matter in their discretion.

Under Caterpillar bylaws, a stockholder may bring a matter to vote upon at the annual meeting by giving adequate notice to Caterpillar Inc. by mail c/o the Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629. To be adequate, that notice must contain information specified in our bylaws and be received by us not less than 45 days nor more than 90 days prior to the annual meeting. If, however, less than 60 days notice of the meeting date is given to stockholders, notice of a matter to be brought before the annual meeting may be provided to us up to the 15th day following the date the notice of the annual meeting was provided.

Q: Can I submit a question in advance of the annual meeting?

A: Stockholders wishing to submit a question in advance of the annual meeting to be considered for a response during the annual meeting may do so by sending an email to the Corporate Secretary at Directors@CAT.com or by mail c/o the Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629.

PART TWO — Corporate Governance Information

Corporate Governance Guidelines

Our board has adopted Guidelines on Corporate Governance Issues, which are available on our Internet site (www.CAT.com/governance) and also available in print upon written request to Caterpillar Inc. c/o the Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629. These guidelines reflect the board's commitment to oversee the effectiveness of policy and decision-making both at the board and management level, with a view to enhancing stockholder value over the long term.

Composition of the Board

Structure

Our board consists of fourteen directors and is divided into three classes for purposes of election, i.e. Class 1, Class 2 and Class 3. Currently, Classes 1 and 2 both have five directors, while Class 3 has four directors. One class is elected at each annual meeting to serve for a three-year term. With the exception of the Chairman, all directors are independent as determined in accordance with the New York Stock Exchange (NYSE) listing standards.

Directors elected at the 2007 annual meeting will hold office for a three-year term expiring at the 2010 annual meeting. Directors in the other two classes that are not up for election this year will continue in office for the remainder of their terms.

If a nominee is unavailable for election, proxy holders will vote for another nominee proposed by the board or, as an alternative, the board may reduce the number of directors to be elected at the meeting.

The current composition of the board is as follows:

Class I

- **W. FRANK BLOUNT**, 68, Chairman and CEO of JI Ventures, Inc. (venture capital) and TTS Management Corporation (private equity management). Prior to his current positions, Mr. Blount served as Chairman and CEO of Cypress Communications Inc. (telecommunications). Other directorships: Alcatel-Lucent S.A.; Entergy Corporation; and Hanson PLC. Mr. Blount has been a director of the company since 1995.

- **JOHN R. BRAZIL**, 61, President of Trinity University (San Antonio, Texas). Dr. Brazil has been a director of the company since 1998.

- **EUGENE V. FIFE**, 66, Managing Principal of Vawter Capital LLC (private investment). Mr. Fife served as the interim CEO and President of Eclipsys Corporation (healthcare information technology) from April to November of 2005. He currently serves as the non-executive Chairman of Eclipsys Corporation. Mr. Fife has been a director of the company since 2002.

- **GAIL D. FOSLER**, 59, Executive Vice President and Chief Economist of The Conference Board (research and business membership). Prior to her current position, Ms. Fosler was Senior Vice President of The Conference Board. Other directorship: Baxter International Inc. Ms. Fosler has been a director of the company since 2003.

- **PETER A. MAGOWAN**, 65, President and Managing General Partner of the San Francisco Giants (major league baseball team). Other directorships: DaimlerChrysler AG. Mr. Magowan has been a director of the company since 1993.

Class II

- *DANIEL M. DICKINSON*, 45, Managing Partner of Thayer Capital Partners (private equity investment). Other directorships: BFI Canada Income Fund. Mr. Dickinson became a director of the company effective December 13, 2006.

- *DAVID R. GOODE*, 66, former Chairman, President and CEO of Norfolk Southern Corporation (holding company engaged principally in surface transportation). Other directorships: Delta Air Lines, Inc. and Texas Instruments Incorporated. Mr. Goode has been a director of the company since 1993.

- *JAMES W. OWENS*, 61, Chairman and CEO of Caterpillar Inc. (machinery, engines, and financial products). Prior to his current position, Mr. Owens served as Vice Chairman and as Group President of Caterpillar. Other directorships: Alcoa Inc. and International Business Machines Inc. Mr. Owens has been a director of the company since 2004.

- *CHARLES D. POWELL*, 65, Chairman of Safinvest Limited (asset and investment management) and LVMH Services Limited (luxury goods) and Magna Holdings (real estate investment). Prior to his current positions, Lord Powell was Chairman of Phillips Fine Art Auctioneers (art, jewelry, and furniture auction) and Chairman of Sagitta Asset Management Limited (asset management). Other directorships: LVMH Moet-Hennessy Louis Vuitton; Mandarin Oriental International Ltd.; Northern Trust Global Services Limited, Textron Corporation; Schindler Holding Ltd.; and Yell Group plc. Lord Powell has been a director of the company since 2001.

- *JOSHUA I. SMITH*, 66, Chairman and Managing Partner of the Coaching Group, LLC (management consulting). Other directorships: Federal Express Corporation and The Allstate Corporation. Mr. Smith has been a director of the company since 1993.

Class III

- *JOHN T. DILLON*, 68, former Chairman and CEO of International Paper (paper and forest products). Mr. Dillon serves as Vice Chairman of Evercore Capital Partners (advisory and investment firm) and Senior Managing Director of the firm's investment activities and private equity business. Other directorships: E. I. du Pont de Nemours and Company, Kellogg Co., and Vertis Inc. Mr. Dillon has been a director of the company since 1997.

- *JUAN GALLARDO*, 59, Chairman and CEO of Grupo Embotelladoras Unidas S.A. de C.V. (bottling). Former Vice Chairman of Home Mart de Mexico, S.A. de C.V. (retail trade), Chairman of Grupo Azucarero Mexico, S.A. de C.V. (sugar mills), and former Chairman of Mexico Fund Inc. (mutual fund). Other directorships: Lafarge SA and Grupo Mexico, S.A. de C.V. Mr. Gallardo has been a director of the company since 1998.

- *WILLIAM A. OSBORN*, 59, Chairman and CEO of Northern Trust Corporation (multibank holding company) and The Northern Trust Company (bank). Other directorships: Tribune Company. Mr. Osborn has been a director of the company since 2000.

- *EDWARD B. RUST, JR.*, 56, Chairman, President and CEO of State Farm Mutual Automobile Insurance Company (insurance). He is also President and CEO of State Farm Fire and Casualty Company, State Farm Life Insurance Company and other principal State Farm affiliates as well as Trustee and President of State Farm Mutual Fund Trust and State Farm Variable Product Trust. Other directorships: Helmerich & Payne, Inc. and The McGraw-Hill Companies, Inc. Mr. Rust has been a director of the company since 2003.

Related Party Transaction Approval Policy

All related party transactions must be approved in advance by the Governance Committee (committee) of the board whenever practicable, and if not practicable, must be ratified as promptly as practicable thereafter. Transactions that are determined to be directly or indirectly material to the company or a related person are disclosed in the company's proxy statement.

Prior to entering into such a transaction, the related person must submit a form to the company's General Counsel providing the details of the proposed transaction and whether (i) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year; (ii) the company is a party; or (iii) the related person or his or her immediate family member has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of an entity involved in the transaction). The General Counsel then determines, based on the facts and circumstances of the transaction, whether the company or the related person has a direct or indirect material interest in the transaction. If so, the General Counsel submits the form to the committee to consider:

- The nature of the related person's interest in the transaction

- The material terms of the transaction, including, without limitation, the amount and type of transaction

- The importance of the transaction to the related person

- The importance of the transaction to the company

- Whether the transaction would impair the judgment of the director or executive officer to act in the best interest of the company

- The alternatives to entering into the transaction

- Whether the transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally

- The potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts and

- The overall fairness of the transaction to the company

Director Independence Determinations

The Guidelines on Corporate Governance Issues provide that no more than two non-independent directors shall serve on the board at any point in time. A director is "independent" if he or she has no direct or indirect material relationship with the company or with senior management of the company and their affiliates. Annually, the board makes an affirmative determination regarding the independence of each director, based upon the recommendation of the Governance Committee (committee). The board makes its independence determination on a case-by-case basis, after consideration of all relevant facts and circumstances. However, to assist the board in making the independence determination, the board has adopted the following standards, which conform to and are more exacting than the applicable NYSE rules. Under these standards, a director shall be considered independent if he or she:

(1) has no material relationship with the company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the company, and does not have any relationship that precludes independence under the NYSE director independence standards;

(2) is not currently, or within the past five years, employed by the company (or an immediate family member is not currently, or for the past five years, employed as an executive officer of the company);

(3)   is not a current employee, nor is an immediate family member a current executive officer of, a company that has made payments to, or received payments from, the company for property or services in an amount which, in any of the past five years, exceeds the greater of $1 million or 2 percent of the consolidated gross revenues of that company;

(4)   has not received, nor has an immediate family member received, direct remuneration in excess of $100,000 from the company in any twelve-month period within the past five years other than director and committee fees and pension or other forms of deferred compensation for prior services;

(5)   is not currently nor for the past five years, and an immediate family member is not currently nor for the past five years, affiliated with or employed by a present or former auditor (or an affiliate of such auditor) of the company;

(6)   is not part of an interlocking directorate in which an executive officer of the company simultaneously served on the compensation committee of another company that employed the director as an executive officer during the last five years;

(7)   is free of any relationships with the company that may impair, or appear to impair his or her ability to make independent judgments; and

(8)   is not employed by a nonprofit organization where a substantial portion of funding for the past five years (representing at least a greater of $1 million or 2 percent of the organization's annual consolidated gross revenues) comes from the company or the Caterpillar Foundation.

Using these standards, on April 11, 2007, the board reviewed all transactions, relationships or arrangements of each director (and those of their immediate family members) and any potential conflict of interests with the company (as disclosed in each director's response to an annual questionnaire prepared for this purpose). Reported transactions included personal charitable contributions matched by the Caterpillar Foundation and services provided to Caterpillar in the ordinary course of business. Following the review, the board determined that each outside director is independent because none of the relationships reviewed compromise his or her independence. The board also determined that Mr. Owens is not independent, based on these standards, because he is the Chief Executive Officer of the company.

Board Meetings, Communications and Committees

In 2006, our board met six times and regularly scheduled executive sessions were held without management present and were led by the presiding director. In addition to those meetings, directors attended meetings of individual board committees. Overall attendance for all board and committee meetings held in 2006 was 96.86 percent. For board meetings in 2006 attendance was 98.78 percent. Company policy, posted on our Internet site, states that absent unavoidable conflict, all directors are expected to attend the annual stockholder meeting. All of our directors attended the annual meeting in June 2006, except Mr. Juan Gallardo, who was unable to attend due to such a conflict.

Our board has four standing committees, an *Audit Committee, Compensation Committee, Governance Committee* and *Public Policy Committee*. Copies of written charters for each of these committees are available on our Internet site (www.CAT.com/governance) or are available in print upon written request to the Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629.

Below is a description of each committee of the board. Committee memberships as of February 14, 2007, are listed in the Committee Membership table on page 9.

The *Audit Committee* assists the board in fulfilling its oversight responsibilities with respect to the integrity of Caterpillar's financial statements, Caterpillar's compliance with legal and regulatory requirements, the qualifications and independence of Caterpillar's Independent Registered Public Accounting Firm (auditors), the performance of Caterpillar's internal audit function and the auditor, the effectiveness of Caterpillar's internal controls and the implementation and effectiveness of Caterpillar's ethics and compliance program. The committee performs this function by monitoring Caterpillar's financial reporting process and internal controls and by assessing the audit efforts of the auditors and the internal auditing department. The committee has ultimate authority and responsibility to appoint, retain, compensate, evaluate, and, where appropriate, replace the auditors. The committee also reviews updates on emerging accounting and auditing issues provided by the auditors and by management to assess their potential impact on Caterpillar. During 2006, the committee met eleven times and overall attendance for meetings of the committee was 96.43 percent. All members of the committee meet the standards for independence set forth in the NYSE listing standards and meet financial literacy guidelines adopted by the board. Additionally, the board has determined that each member of the committee qualifies as an "audit committee financial expert" as defined under SEC rules.

The *Compensation Committee* assists the board in fulfilling its responsibilities in connection with the compensation of company directors, officers and employees. It performs this function by establishing and overseeing compensation programs, recommending to the board the compensation of directors who are not officers of the company, administering the company's equity award stock option plans and options and restricted stock grants, furnishing an annual Compensation Committee Report on executive compensation and approving the filing of a Compensation Discussion & Analysis section in accordance with applicable rules and regulations of the Securities and Exchange Commission (SEC) for inclusion in the company's proxy statement. All members of the committee meet the standards for independence set forth in the NYSE listing standards. During 2006, the committee met four times and overall attendance for meetings of the committee was 93.33 percent.

The *Governance Committee* assists the board by making recommendations regarding the size and composition of the board and the criteria to be used for the selection of candidates to serve on the board. The committee discusses and evaluates the qualifications of directors up for re-election and recommends the slate of director candidates to be nominated for election at the annual meeting. Stockholders who are interested in nominating a director candidate can do so in accordance with the policy discussed in the Governance Committee Report on page 13. In addition, the committee recommends to the board candidates for election as officers of the company. The committee also oversees the Guidelines on Corporate Governance Issues and leads the board in its annual self-evaluation process and shares the results thereof with the board for discussion and deliberation. All members of the committee meet the standards for independence set forth in the NYSE listing standards. During 2006, the committee met six times and overall attendance for meetings of the committee was 92.59 percent.

The *Public Policy Committee* assists the board in general oversight with respect to matters of national and international public policy affecting the company's business, trade policy and international trade negotiations impacting the company, major global legislative and regulatory developments both in the U.S. and internationally affecting the company, investor, consumer and community relations issues, employee relations, implementation of policies promoting diversity within the company, sustainable development initiatives, and charitable and political contributions by the company or by any committee or foundation affiliated with the company. All members of the committee meet the standards for independence set forth in the NYSE listing standards. During 2006, the committee met three times and overall attendance for meetings of the committee was 100 percent.

Committee Membership (as of February 14, 2007)				
	Audit	**Compensation**	**Governance**	**Public Policy**
W. Frank Blount			✔*	
John R. Brazil	✔			
Daniel M. Dickinson		✔		
John T. Dillon	✔			
Eugene V. Fife	✔*			
Gail D. Fosler			✔	
Juan Gallardo				✔
David R. Goode	✔			
Peter A. Magowan			✔	
William A. Osborn		✔*		
James W. Owens				
Charles D. Powell				✔*
Edward B. Rust, Jr.		✔		
Joshua I. Smith				✔
*Chairman of Committee				

Communication with the Board

You may communicate with any of our directors, our board as a group, our non-management directors as a group or any board committee as a group by sending an email to a particular director, the board or a committee at Directors@CAT.com or by mail to Caterpillar Inc. c/o the Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629. The board has delegated to the Corporate Secretary, or his designee, responsibility for determining in his discretion whether the communication is appropriate for consideration by the presiding director, an individual director, the committee or the board. According to the policy adopted by the board, the Corporate Secretary is required to direct all communications regarding personal grievances, administrative matters, the conduct of the company's ordinary business operations, billing issues, product or service related inquires, order requests and similar issues to the appropriate individual within the company. All other communications are to be submitted to the board as a group, to the particular director to whom it is directed or, if appropriate, to the presiding director or committee the Corporate Secretary believes to be the most appropriate recipient, as the case may be. If a legitimate business concern is sent by email or letter to the presiding director, a specific director, the board or a board committee, you will receive a written acknowledgement from the Corporate Secretary's office confirming receipt of your communication.

Code of Ethics

The company has adopted Our Values in Action — Caterpillar's Worldwide Code of Conduct, a code of ethics (code) that applies to all members of the board, management and employees of the company, its subsidiaries and affiliates worldwide. The code defines our values in action and what we believe in, documenting the uncompromisingly high ethical standards we have upheld since formation in 1925 and describing our value-based culture across our global operations. The code is available on our Internet site (www.CAT.com/governance) and is available in print upon written request to Caterpillar Inc. c/o the Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629.

The Audit Committee has established a means for employees, customers, suppliers, stockholders and other interested parties to submit confidential and anonymous reports of suspected or actual violations of the code or our enterprise policies or applicable laws, including those related to accounting practices, internal controls or auditing matters and procedures; theft or fraud of any amount; insider trading; performance and execution of contracts; conflicts of interest; violation of securities and antitrust laws; and violation of the Foreign Corrupt Practices Act.

Any employee, stockholder or other interested party can submit a report via the following methods:

- Direct Telephone: 309-494-4393 (English only)
- Call Collect Helpline: 770-582-5275 (language translation available)
- Confidential Fax: 309-494-4818

Legal Proceedings

On May 11, 2000, the First Circuit Court in Mexico City granted Grupo Azucarero México, S.A. de C.V., a public company of which Juan Gallardo is the controlling stockholder, suspension of payments protection, which was at that time a legal protection under Mexican law similar to Chapter 11 of the U.S. Bankruptcy Code. This protection enabled the company to continue its operations pending a debt restructuring. In August 2006, the company and its subsidiaries reached an agreement with its creditors and such agreement was approved by the Mexican Court. As a result of the foregoing Grupo Azucarero México, S.A. de C.V. is no longer under the suspension of payments protection. Pursuant to the agreed debt restructuring, the company shall pay 80 percent of its debt on August 30, 2008.

Audit Committee Report

The Audit Committee (committee) is comprised entirely of independent directors (as defined for members of an audit committee in the NYSE listing standards) and operates under a written charter adopted by the board, a copy of which is available on our Internet site (www.CAT.com/governance). The current members of the committee are listed at the end of this report. Management is responsible for the company's internal controls and the financial reporting process. The Independent Registered Public Accounting Firm (auditors) are responsible for performing an independent audit of the company's consolidated financial statements and internal controls over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board in the United States and issuing a report thereon. The committee's responsibility is to monitor these processes. In this regard, the committee meets periodically with management, the internal auditors and external auditors. The committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities and the authority to retain such outside counsel, experts and other advisors as it determines appropriate to assist it in conducting any such investigations. The committee is responsible for selecting and, if appropriate, replacing the current auditors (PricewaterhouseCoopers LLP).

Pre-Approval Process

The committee pre-approves all audit and non-audit services to be performed by the auditors. It has policies and procedures in place to ensure that the company and its subsidiaries are in full compliance with the requirements for pre-approval set forth in the Sarbanes-Oxley Act of 2002 and the SEC rules regarding auditor independence. These policies and procedures provide a mechanism by which management can request and secure pre-approval of audit and non-audit services in an orderly manner with minimal disruption to normal business operations. The policies and procedures are detailed as to the particular service and **do not** delegate the committee's responsibility to management. These policies and procedures address any service provided by the auditors, and any audit or audit-related services to be provided by any other audit service provider. The pre-approval process includes an annual and interim component.

Annual Pre-Approval Process

Annually, but no later than the April committee meeting, management and the auditors jointly submit a Service Matrix of the types of audit and non-audit services that management may wish to have the auditors perform for the year. The Service Matrix categorizes the types of services by Audit, Audit-Related, Tax and All Other. Approval of a service is merely an authorization that this type of service is permitted by the committee, subject to pre-approval of specific services. Management and the auditors jointly submit an Annual Pre-Approval Limits Request. The request lists individual project and aggregate pre-approval limits by service category. The request also lists known or anticipated services and associated fees. The committee approves or rejects the pre-approval limits and each of the listed services. For 2006, the pre-approval limits were as follows:

Type of Service	Pre-Approval Limits (in thousands)	
	Per Project	Aggregate Limit
Audit Services ……………………………	$ 500	$ 17,000
Audit Related Services ……………………	500	3,000
Tax Services ………………………………	500	15,000
All Other Services…………………………	500	1,000

Interim Pre-Approval Process

During the course of the year, the committee chairman has the authority to pre-approve requests for services that were not approved in the Annual Pre-Approval Process. Committee approval is not required for individual projects below the pre-approval project limits. However, all services, regardless of fee amounts, are subject to the restrictions on services allowable under the Sarbanes-Oxley Act of 2002 and SEC rules regarding auditor independence. In addition, all fees are subject to on-going monitoring by the committee.

On-Going Monitoring

At each committee meeting subsequent to the board of directors' meeting at which the Service Matrix and Annual Pre-Approval Limits Request are approved, the chairman reports any interim pre-approvals since the last meeting. Also, at each of these meetings, management and the auditor provide the committee with an update of fees expected to be incurred for the year compared to amounts initially pre-approved.

The committee has discussed with the company's auditors the overall scope and execution of the independent audit. Management represented to the committee that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. Discussions about the company's audited financial statements included the auditors' judgments about the quality, not just the acceptability of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The committee also discussed with the auditors other matters required by Statement on Auditing Standards No. 61 *Communication with Audit Committees*, as amended by SAS No. 90 *Audit Committee Communications*. Management and the auditors also made presentations to the committee throughout the year on specific topics of interest, including: (i) management's philosophy, asset allocation levels, risk management and oversight of the company's pension funds; (ii) accounting for the company's pension funding obligations; (iii) the company's derivatives policy and usage review; (iv) the internal audit plan for 2006; (v) updates on the implementation of the internal audit plan for 2006; (vi) the company's information technology systems and the controls in place within those systems for compliance with the Sarbanes-Oxley Act of 2002; (vi) the applicability of new accounting releases; (vii) the company's critical accounting policies; (viii) risk management initiatives and controls for various business units within the company; and (ix) the company's compliance with the internal controls requirements under Section 404 of the Sarbanes-Oxley Act of 2002.

The auditors provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 *Independence Discussions with Audit Committees*, and the committee discussed the auditors' independence with management and the auditors. The committee concluded that the auditors' independence had not been impaired.

Based on: (i) the committee's discussion with management and the auditors; (ii) the committee's review of the representations of management; and (iii) the report of the auditors to the committee, the committee recommended to the board that the audited consolidated financial statements be included in the company's Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on February 23, 2007.

By the current members of the
Audit Committee consisting of:

Eugene V. Fife (Chairman)

John R. Brazil   *John T. Dillon*   *David R. Goode*

Independent Registered Public Accounting Firm Fee Information

Fees for professional services provided by our auditors were comprised of the following (in millions):

	2005 Actual	2006 Actual
Audit Fees	$ 15.7	$ 20.2 [1]
Audit Related Fees [2]	3.0	3.0
Tax Compliance Fees [3]	2.3	2.2
Tax Planning and Consulting Fees [4]	6.4	2.6
All Other Fees [5]	0.1	0.2
TOTAL	**$ 27.5**	**$ 28.2**

[1] Actual 2006 "Audit Fees" exceeded the "Pre-Approval" limit due to acquisitions and additional statutory audit requirements. Each of these services were approved in accordance with the company's Interim Pre-Approval Process as previously described.

[2] "Audit Related Fees" principally includes agreed upon procedures for securitizations, attestation services requested by management, accounting consultations, internal control reviews and examination of employee benefit plan financial statements. Total fees paid directly by the benefit plans, and not by the company, were $0.3 and $0.4 in 2005 and 2006, respectively.

[3] "Tax Compliance Fees" includes, among other things, statutory tax return preparation and review and advising on the impact of changes in local tax laws.

[4] "Tax Planning and Consulting Fees" includes, among other things, tax planning and advice and assistance with respect to transfer pricing issues.

[5] "All Other Fees" principally includes subscriptions to knowledge tools and attendance at training classes/seminars.

Governance Committee Report

The Governance Committee (committee) is composed of three directors, identified at the end of this report, all of whom meet the independence requirements for nominating committee members as defined in the NYSE listing standards and determined by the board in its business judgment. The committee operates under a written charter adopted by the board. As part of its mandate, the committee evaluates and makes recommendations regarding proposed candidates to serve on the board, including recommending the slate of nominees for election at annual meetings of stockholders.

Presiding Director

At the recommendation of the committee last year, the board created the role of a presiding director with clearly delineated responsibilities. In February of 2007, the independent directors of the board unanimously elected W. Frank Blount, an independent director, as the presiding director for the upcoming year.

As presiding director, Mr. Blount:

- Presides at all meetings of the board at which the Chairman & CEO is not present, including executive sessions of the independent directors, and has the authority to call meetings of the independent directors if necessary

- Meets separately with the Chairman & CEO immediately following the meetings of the independent directors, and essentially acts as a liaison between the Chairman & CEO and independent directors by providing guidance and feedback and reviewing action items from those meetings

- Reviews, discusses and provides input to the Chairman & CEO and typically approves board meeting agendas, schedules and general information provided to directors prior to board meetings

- Is available for consultation and direct communication with major stockholders

- Provides the Chairman & CEO with the results of the annual performance review in conjunction with the Chairman of the Compensation Committee

Director Resignation Policy

Our Guidelines on Corporate Governance Issues reflect the company's principles on corporate governance matters, including our policy that any director who receives more "withheld" votes than "for" votes in an election shall tender his or her resignation. The Governance Committee will then recommend to the board whether to accept such tendered resignation, and the board will publicly disclose its decision.

Process for Nominating Directors

The committee solicits and receives recommendations for potential director candidates from other directors and Caterpillar management and may also utilize the services of a third party consultant to identify and evaluate potential nominees. The committee also considers unsolicited inquiries or nominees recommended by stockholders in accordance with procedures outlined below and in compliance with the company's bylaws.

When considering a candidate, the committee believes that certain characteristics are essential. For example, candidates must be individuals of high integrity, honesty and accountability, with a willingness to express independent thought. Candidates must also have successful leadership experience and stature in their primary fields, with a background that demonstrates an understanding of business affairs as well as the complexities of a large, publicly held company. Particular consideration will be given to candidates with experience as chief executive officers of successful, capital-intensive businesses with international operations. In addition, candidates must have a demonstrated ability to think strategically and make decisions with a forward-looking focus, with the ability to assimilate relevant information on a broad range of complex topics.

The committee also believes that certain characteristics are desirable. This includes being a team player with a demonstrated willingness to ask tough questions in a constructive manner that adds to the decision-making process of the board. At the same time, candidates should be independent, with an absence of conflicts of interests, and have the ability to devote the time necessary to meet director responsibilities; in particular, serve on no more than five public company boards in addition to the Caterpillar board. Candidates must also have the ability to commit to company stock ownership according to the company's Guidelines on Corporate Governance Issues.

Stockholder Nominations

Stockholders wishing to recommend a director candidate to serve on the board may do so by providing advance written notice to the company. Such written notice of an intent to nominate a director candidate at an annual meeting of stockholders must be given either by personal delivery or by United States mail, postage prepaid, to the Corporate Secretary no later than ninety (90) days in advance of such meeting. The notice must set forth: (i) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the nominating stockholder is a stockholder of record of the company's stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (iv) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by the board; and (v) the consent of each nominee to serve as a director of the company if so elected. The presiding officer of the annual meeting of stockholders may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure. If you are interested in recommending a director candidate, you may request a copy of the company's bylaws by writing the Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629.

By the current members of the
Governance Committee consisting of:

W. Frank Blount (Chairman)

Gail D. Fosler   *Peter A. Magowan*

PART THREE — Proposals to be voted on at the 2007 Annual Meeting

Company Proposals

 ## PROPOSAL 1 — Election of Directors

The board of directors has nominated the following directors to stand for re-election for a three-year term expiring at the annual meeting in 2010. The nominees were evaluated and recommended by the Governance Committee in accordance with the process for nominating directors as found of page 13 of this proxy statement.

Directors are elected by a plurality vote of the shares present at the meeting, meaning that the director nominees with the most affirmative votes are elected to fill the available seats.

Class III Directors Up for Election This Year

- *JOHN T. DILLON*, 68, former Chairman and CEO of International Paper (paper and forest products). Mr. Dillon serves as Vice Chairman of Evercore Capital Partners (advisory and investment firm) and Senior Managing Director of the firm's investment activities and private equity business. Other directorships: E. I. du Pont de Nemours and Company, Kellogg Co., and Vertis Inc. Mr. Dillon has been a director of the company since 1997.

- *JUAN GALLARDO*, 59, Chairman and CEO of Grupo Embotelladoras Unidas S.A. de C.V. (bottling). Former Vice Chairman of Home Mart de Mexico, S.A. de C.V. (retail trade), Chairman of Grupo Azucarero Mexico, S.A. de C.V. (sugar mills), and former Chairman of Mexico Fund Inc. (mutual fund). Other directorships: Lafarge SA and Grupo Mexico, S.A. de C.V. Mr. Gallardo has been a director of the company since 1998.

- *WILLIAM A. OSBORN*, 59, Chairman and CEO of Northern Trust Corporation (multibank holding company) and The Northern Trust Company (bank). Other directorships: Tribune Company. Mr. Osborn has been a director of the company since 2000.

- *EDWARD B. RUST, JR.*, 56, Chairman, President and CEO of State Farm Mutual Automobile Insurance Company (insurance). He is also President and CEO of State Farm Fire and Casualty Company, State Farm Life Insurance Company and other principal State Farm affiliates as well as Trustee and President of State Farm Mutual Fund Trust and State Farm Variable Product Trust. Other directorships: Helmerich & Payne, Inc. and The McGraw-Hill Companies, Inc. Mr. Rust has been a director of the company since 2003.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES PRESENTED IN PROPOSAL 1.

 PROPOSAL 2 — Ratification of Independent Registered Public Accounting Firm

The board seeks an indication from stockholders of their approval or disapproval of the Audit Committee's appointment of PricewaterhouseCoopers LLP (PricewaterhouseCoopers) as Independent Registered Public Accounting Firm (auditors) for 2007.

PricewaterhouseCoopers has been our auditors since 1925. For additional information regarding the company's relationship with PricewaterhouseCoopers, please refer to the Audit Committee Report on page 10 and the Audit Fees disclosure on page 12.

If the appointment of PricewaterhouseCoopers as auditors for 2007 is not approved by the stockholders, the adverse vote will be considered a direction to the Audit Committee to consider other auditors for next year. However, because of the difficulty in making any substitution of auditors so long after the beginning of the current year, the appointment for the year 2007 will stand, unless the Audit Committee finds other good reason for making a change.

Representatives of PricewaterhouseCoopers will be present at the annual meeting and will have the opportunity to make a statement if they desire to do so. The representatives will also be available to respond to questions at the meeting.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 2.

Stockholder Proposals

 PROPOSAL 3 — Separate CEO & Chair

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the company will provide the name, address and number of company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

This proposal requires an affirmative vote of the majority of shares present at the meeting to pass. Abstentions and broker non-votes have the effect of a vote against this proposal.

Resolution Proposed by Stockholder

The shareholders of Caterpillar request that the Board of Directors establish a policy of, whenever possible, separating the roles of Chairperson and Chief Executive Officer, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors.

This proposal shall not apply to the extent that complying would necessarily breach any contractual obligations in effect at the time of the 2006 shareholder meeting.

Supporting Statement of Proponent

The principle of the separation of the roles of Chairperson and Chief Executive Officer is a basic element of sound corporate governance practice. The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management and the CEO. The Board gives strategic direction and guidance to our Company.

Given these different roles and responsibilities, we believe:

- An independent Board Chair — separated from the CEO — is the preferable form of corporate governance.
- It is the role of the Chief Executive Officer and management to run the business of the company.
- An independent Chair and vigorous Board will bring greater focus to ethical imperatives, and be better able to forge solutions for shareholders and consumers.
- Separating the roles of Chair and CEO at Caterpillar would result in greater independence and accountability which would allow the company to have greater focus and thereby better address issues of environmental, social and health impacts of the company's products.

The Board will likely achieve its goals more effectively by separating the roles of Chair and CEO. An independent Chair will enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

A number of respected institutions recommend such separation. CaIPER's Corporate Core Principles and Guidelines state: "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

An independent board structure will also help the board address policy issues and other complex issues facing our company, among them:

- Reputational risk associated with an exponential growth in negative media coverage and international protests targeting the company.
- A highly publicized debate among religious institutional shareholders regarding divestment from Caterpillar.

- Lawsuits by the Federal government (EEOC) alleging sexual and racial discrimination.

- Membership in a trade association that funded a political candidate criticized for running "racist" ads in a state election campaign.

- Facilities that were cited by OSHA as having some of the worst health and safety records.

- Three product recalls between 2001 and February 2006.

- History of labor difficulties.

- Lack of disclosure — Innovest Strategic Advisors reports that "Caterpillar is one of the lowest rated companies in the sector because of its very limited disclosures…."

- Innovest further states that CAT's "environmental strategies and management systems are one of the worst in this sector", and the CAT's "commitment to sustainable development appears to fall far behind sector leaders".

In order to ensure that our Board can provide the proper strategic direction for our Company with independence and accountability, we urge a vote FOR this resolution.

 Caterpillar Response to PROPOSAL 3

Statement in Opposition to Proposal

Our current governance structure is consistent with sound corporate governance practices. The effective leadership of our chairman of the board and chief executive officer (Chairman & CEO), along with the independent oversight by the board and board committees, protects our stockholders' interests and results in superior stockholder returns.

Our corporate governance guidelines (guidelines), available on our Internet site, provide for the Chairman & CEO role to be combined to promote unified leadership and direction for the company and the board. The combined role allows for a single, clear focus for the chain of command to execute the company's strategy and business plans to maximize stockholder value.

This leadership model has led to the continued growth and success of the company. Under the Chairman & CEO, 2006 marked the company's fourth straight year of double-digit profit growth and third consecutive year of record sales and profit. In addition, the company's stockholder return has consistently increased as we have outperformed our peer group and S&P 500 index on one-year, three-year and five-year return basis. As of March 1, 2007, the Institutional Shareholder Services, Inc. Corporate Governance Quotient indicated that the company outperformed 86.2 percent of the companies in the S&P 500 and 97.6 percent of the companies in the capital goods group. This results from the Chairman & CEO successfully carrying out the company's strategic initiatives and confronting its challenges with the oversight of a strong, independent board.

With the exception of the Chairman & CEO, the board consists entirely of independent directors pursuant to the standards adopted by the board in accordance with the NYSE rules as outlined in the guidelines. All members of the Audit, Compensation, Governance and Public Policy Committees consist entirely of independent directors as well. Our board committees provide vigorous oversight on key issues.

The Audit Committee provides objective oversight of the company's financial reporting and disclosures, compliance with legal and regulatory requirements, and implementation and effectiveness of the ethics and compliance program. In February 2006, the Audit Committee recommended, and the board approved, the creation of the role of Chief Ethics and Compliance Officer. This role provides an additional check and balance to the dual role of the Chairman & CEO.

The Compensation Committee evaluates the compensation and performance of all executive officers of the company, including the Chairman & CEO. In September 2006, Glass, Lewis & Co. ranked the company #4 out of the S&P 500 for the best pay for performance for top executives, and gave us an "A" for our pay-for-performance ratings.

The Governance Committee takes an active leadership role in shaping the corporate governance of the company by monitoring emerging trends and formulating recommendations to guide the company in anticipating rather than reacting to changes. In October 2006, the Governance Committee recommended, and the board approved, the adoption of a clawback policy, which allows the company to recoup executive officer bonuses in the event of a financial restatement.

The Public Policy Committee provides oversight for matters affecting the company's business including, but not limited to: national and international public policy; trade policy and international trade negotiations impacting the company; major global legislative and regulatory developments both in the U.S. and internationally; investor, consumer and community relations issues; employee relations; and sustainable development initiatives. Last year, the Public Policy Committee recommended, and the board approved, the publication of the company's first-ever Sustainability Report that included advice and input from advisors from academia, business, governmental and non-governmental organizations.

In addition to the oversight provided by the independent directors, there is a presiding director. In February 2007, the independent directors unanimously elected the Chairman of the Governance Committee by and from the ranks of the independent board members as the presiding director with clearly delineated duties. In conjunction with the Chairman of the Compensation Committee, the presiding director provides the Chairman & CEO with the results of the annual performance review. The presiding director also presides at all meetings of the board at which the Chairman & CEO is not present, including executive sessions of the independent directors. While the guidelines specify that the board must meet in executive session involving only independent directors at least twice each year, the presiding director has the authority to call executive sessions of the independent directors when necessary. In 2006, the independent directors met after each board meeting for a total of six executive sessions. Immediately following the executive session meetings of the independent directors, the presiding director met separately with the Chairman & CEO and provided feedback and reviewed action items and guidance from those sessions.

While the board feels it is imperative that all directors have access to, and be able to communicate regularly with, the Chairman & CEO, the presiding director reviews, discusses and provides input to the Chairman & CEO on board meeting agendas, schedules and generally the information provided to directors prior to board meetings. The company also has a published procedure enabling stockholders and other third parties to communicate directly with the presiding director and other board members. The board has delegated the Secretary of the board with determining whether the communication is appropriate for the presiding director, another director, committee or board consideration. If legitimately requested by major stockholders, the Secretary ensures that the presiding director is available for consultation and direct communication.

The company's continued superior performance illustrates that the combination of the Chairman & CEO is currently the most effective leadership model for the company. Given the independence of our board, the oversight structure of the board committees and the counterbalancing role of the presiding director, it is in the best interests of the stockholders for the company to maintain the combined role of the Chairman & CEO.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 3.

 PROPOSAL 4 — Director Election Majority Vote Standard

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the company will provide the name, address and number of company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

This proposal requires an affirmative vote of the majority of shares present at the meeting to pass. Abstentions and broker non-votes have the effect of a vote against this proposal.

Resolution Proposed by Stockholder

That the shareholders of Caterpillar Inc. ("Company") hereby amend Article II, Section 1(e) (Stockholder Meetings-Quorum) of the Company's Bylaws to provide for a majority vote standard for director elections. Specifically, the following sentence will be added after the current first sentence of Section 1(e) of the Bylaws:

"Elections of directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected."

Supporting Statement of Proponent

In order to provide shareholders a meaningful role in director elections, our company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, Dell, Motorola, Texas Instruments, Wal-Mart, Safeway, Home Depot, Gannett, Marathon Oil, and Supervalu, have adopted a majority vote standard in company by-laws. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of the submission of this proposal, our Company and its board had not taken either action.

We believe the critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard in Company governance documents. Our Company needs to join the growing list of companies that have taken this action. With a majority vote standard in place, the board can then consider action on developing post election procedures to address the status of directors that fail to win election. A combination of a majority vote standard and a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, while reserving for the board an important post-election role in determining the continued status of an unelected director. We feel that this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

 Caterpillar Response to PROPOSAL 4

Statement in Opposition to Proposal

Adherence to sound corporate governance policies and practices is important so that the company is governed and managed with the highest standards of responsibility, ethics and integrity and in the best interest of stockholders. After careful consideration of this proposal, the board has determined that this proposal is not in the best interests of the company or its stockholders and, accordingly, recommends a vote against it.

We are incorporated under Delaware law, and stockholders currently elect our directors by plurality voting. Plurality voting is the default standard under Delaware state law and has long been the accepted standard among most large public companies. The rules governing plurality voting are well established and understood. This proposal seeks to amend the company's bylaws to change the standard for electing directors in uncontested elections to majority voting. This is a binding proposal, and we believe that it is not in the company's best interests to remove all discretion from the board in this regard.

Our stockholders have an excellent history of electing strong and independent directors by plurality voting. In the past ten years, the average affirmative vote for directors has been greater than 96 percent of the shares voted through the plurality process. In addition, we maintain a rigorous director nomination and election process that gives due consideration to stockholder nominees. Our Governance Committee, which is responsible for recommending director nominees to the board, is composed entirely of independent directors. The Governance Committee recommends nominees that will enhance the board's ability to effectively manage and direct the affairs and business of the company. The Governance Committee applies rigorous criteria to select candidates. The same criteria are applied to evaluate candidates nominated by stockholders. The company's commitment to effective and independent board leadership is shown by our governance guidelines, available on our Internet site. With the exception of the chairman, all directors are independent as defined in the NYSE listing standards. Thus, we believe that the company already maintains appropriate mechanisms for electing an effective board committed to delivering long-term stockholder value.

Nevertheless, the board has determined that it is in the company's best interests to adopt a policy (majority vote policy) that we believe addresses the concerns expressed in this stockholder proposal. The majority vote policy, which is set forth in the company's Guidelines on Corporate Governance Issues, provides that any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election will tender his or her resignation for consideration by the Governance Committee. The Governance Committee will then recommend to the board whether to accept such tendered resignation, and the board will publicly disclose its decision. The Guidelines on Corporate Governance Issues, including the majority vote policy, are available on our Internet site (www.CAT.com/governance). We believe that the majority vote policy gives stockholders a more meaningful role in the election of directors. Moreover, stockholders at other large public companies have rejected similar stockholder proposals when those companies had a policy similar to the company's majority vote policy, including American Express Company, Eli Lilly and Company, Johnson & Johnson, Medtronic, Inc. and Pfizer Inc.

We are committed to strong corporate governance and it is our fiduciary duty to act in the best interests of our stockholders, including adopting the most appropriate director election standard. We will continue to monitor trends that develop in the area of majority voting and take any additional appropriate steps consistent with our commitment to act in the best interests of our stockholders.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 4.

PART FOUR — Other Important Information

Persons Owning More than Five Percent of Caterpillar Common Stock
(as of December 31, 2006)

Name and Address	Voting Authority		Dispositive Authority		Total Amount of Beneficial Ownership	Percent of Class
	Sole	Shared	Sole	Shared		
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	1,340,000	0	36,406,000	0	36,406,000	5.6%

Caterpillar Common Stock Owned by Executive Officers and Directors
(as of December 31, 2006)

Blount ....73,663[1]		Magowan...335,553[10]	
Brazil ....38,137[2]		Oberhelman...820,710[11]	
Burritt ....134,074[3]		Osborn...45,948[12]	
Dickinson..783		Owens ....1,866,781[13]	
Dillon..81,647[4]		Powell ....42,035[14]	
Fife...43,334[5]		Rust ....26,267[15]	
Fosler ....23,334[6]		Shaheen ....883,081[16]	
Gallardo ....265,443[7]		Smith...48,189[17]	
Goode ....101,917[8]		Vittecoq...525,631[18]	
Levenick ....473,055[9]		Wunning...520,971[19]	
All directors and executive officers as a group ....6,720,773[20]			

[1] Blount — Includes 61,334 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan (DDCP) representing an equivalent value as if such compensation had been invested on December 31, 2006, in 1,097 shares of common stock.

[2] Brazil — Includes 29,334 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the DDCP representing an equivalent value as if such compensation had been invested on December 31, 2006, in 380 shares of common stock.

[3] Burritt — Includes 100,200 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Supplemental Employees' Investment Plan (SEIP) and/or the Deferred Employees' Investment Plan (DEIP) representing an equivalent value as if such compensation had been invested on December 31, 2006, in 858 shares of common stock.

[4] Dillon — Includes 69,334 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the DDCP representing an equivalent value as if such compensation had been invested on December 31, 2006, in 547 shares of common stock.

[5] Fife — Includes 21,334 shares subject to stock options exercisable within 60 days.

[6] Fosler — Includes 21,334 shares subject to stock options exercisable within 60 days.

[7] Gallardo — Includes 61,334 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the DDCP representing an equivalent value as if such compensation had been invested on December 31, 2006, in 1,709 shares of common stock.

[8] Goode — Includes 69,334 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the DDCP representing an equivalent value as if such compensation had been invested on December 31, 2006, in 34,261 shares of common stock.

[9] Levenick — Includes 439,042 shares subject to stock options exercisable within 60 days.

[10] Magowan — Includes 69,334 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the DDCP representing an equivalent value as if such compensation had been invested on December 31, 2006, in 12,470 shares of common stock.

[11] Oberhelman — Includes 760,132 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to SEIP and/or DEIP representing an equivalent value as if such compensation had been invested on December 31, 2006, in 27,016 shares of common stock.

[12] Osborn — Includes 37,334 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the DDCP representing an equivalent value as if such compensation had been invested on December 31, 2006, in 101 shares of common stock.

[13] Owens — Includes 1,598,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to SEIP and/or DEIP representing an equivalent value as if such compensation had been invested on December 31, 2006, in 6,406 shares of common stock.

[14] Powell — Includes 37,334 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the DDCP representing an equivalent value as if such compensation had been invested on December 31, 2006, in 101 shares of common stock.

[15] Rust — Includes 21,334 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the DDCP representing an equivalent value as if such compensation had been invested on December 31, 2006, in 5,525 shares of common stock.

[16] Shaheen — Includes 677,202 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to SEIP and/or DEIP representing an equivalent value as if such compensation had been invested on December 31, 2006, in 48,134 shares of common stock.

[17] Smith — Includes 37,334 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the DDCP representing an equivalent value as if such compensation had been invested on December 31, 2006, in 1,202 shares of common stock.

[18] Vittecoq — Includes 455,328 shares subject to stock options exercisable within 60 days.

[19] Wunning — Includes 466,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to SEIP and/or DEIP representing an equivalent value as if such compensation had been invested on December 31, 2006, in 19,418 shares of common stock.

[20] Group includes directors, named executive officers (NEOs) and two additional executive officers subject to Section 16 filing requirements (executive group). Amount includes 5,360,392 shares subject to stock options exercisable within 60 days and 117,006 shares for which voting and investment power is shared. The executive group beneficially owns 1.04 percent of the company's outstanding common stock, however, each individual within the group beneficially owns less than one percent. None of the shares held by the executive group have been pledged.

Compensation

Compensation Discussion and Analysis

At Caterpillar, integrity is one of our core values. We believe in the power of honesty and know the only way to build and strengthen our reputation is through trust. We hold ourselves to the highest standard of integrity and ethical behavior and strive for transparency. We welcome the opportunity to share this Compensation Discussion and Analysis (CD&A) with our stockholders.

We understand that investors have a vested interest in executive compensation and after reading this we hope you will recognize a few vital points:

- We have a thorough compensation review process.

- We have a competitive compensation plan that aligns executive performance and stockholder interests.

- We consistently and appropriately provide equity grants and do not backdate or re-price grants.

- We believe the best way to compensate our executives is to base their rewards on performance.

- We have no special executive severance packages. Our only Change in Control provisions are found within existing compensation plans and apply to all participants in those plans.

We are fortunate to have executives who are "career employees" with a strong commitment to the long-term success of Caterpillar. In fact, the average tenure of our named executive officers (NEOs) is 33 years. The reputation of the enterprise reflects the ethical performance of the people who work here. The values that guide Caterpillar have rewarded our employees and stockholders with a successful and profitable company.

This CD&A describes the overall compensation practices at Caterpillar and specifically describes total compensation for the following NEOs:

- James W. Owens, Chairman and CEO

- Stuart L. Levenick, Group President

- Douglas R. Oberhelman, Group President

- Gerald L. Shaheen, Group President

- Gerard R. Vittecoq, Group President

- Steven H. Wunning, Group President

- David B. Burritt, Vice President and Chief Financial Officer

Caterpillar is currently organized into five groups, each led by a group president. The five group presidents have comparable responsibilities and are similarly compensated. We are including all five even though we are only required to include the three highest paid.

Compensation Philosophy and Objectives

Two primary components define Caterpillar's compensation philosophy: **Pay for performance** and **Pay at risk**.

The more responsibility executives have for the company's performance over time, the more their pay is determined by the degree to which certain performance goals are reached. That part of compensation is generally referred to as "at risk" pay and is one of the fundamental ways in which the company aligns executive pay with stockholder interests.

The Compensation Committee established three principles to drive this philosophy through the company's compensation design.

1. **Base salary should decrease as a percentage of total direct compensation as salary grade levels increase.** As employees move to higher levels of responsibility with more direct influence over the company's performance, they have a higher percentage of pay at risk.

2. **The ratio of long-term incentive compensation to short-term incentive compensation should increase as salary grade levels increase.** Caterpillar expects executives to focus on the company's long-term success. The compensation program is designed to motivate executives to take actions that are best for the company's long-term viability.

3. **Equity compensation should increase as salary grade levels increase.** Employees in positions that most directly affect corporate performance should have as their main priority profitably growing the company. Receiving part of their compensation in the form of equity reinforces the link between their actions and stockholders' investment. Equity ownership encourages executives to behave like owners and provides a clear link with stockholders' interests.

By following these principles, Caterpillar links the interests of management and stockholders while tying employee compensation to both individual performance and the long-term performance of the company. In addition, the compensation program is designed to attract and retain high-caliber, talented employees who will guide the company in continuing to meet and exceed its performance goals.

Overview of Compensation Practices

The Compensation Committee regularly reviews Caterpillar's compensation practices, including the methodologies for setting employee and officer salaries. The Compensation Committee also strives to make Caterpillar's compensation competitive by benchmarking Caterpillar's practices and compensation levels against comparable companies within our industry and across multiple industries. However, the Compensation Committee has the flexibility to exercise its independent judgment when establishing compensation policies, especially when rewarding individual performance.

How Caterpillar Determines Compensation for Executives

Performance Evaluation: CEO

The board evaluates the CEO's performance based on:

- Caterpillar's financial performance
- The accomplishment of Caterpillar's long-term strategic objectives
- The CEO's individual goals
- The development of Caterpillar's top management team

The Compensation Committee also reviews total compensation benchmark information and then makes recommendations to the board regarding the CEO's compensation based on the market comparison and performance assessment. The board has the authority to exercise its discretion regarding the CEO's compensation. The board, excluding the CEO who is not present during these discussions, makes final decisions regarding the CEO's compensation.

Performance Evaluations: NEOs other than CEO

Each year the CEO submits a performance assessment and compensation recommendation for each of the other NEOs to the Compensation Committee. The performance evaluation is based on factors such as:

- Achievement of individual and company objectives
- Contribution to the company's performance
- Leadership accomplishments

The Compensation Committee also reviews total compensation benchmark information and either approves or adjusts the CEO's recommendation. The committee has the authority to exercise discretion regarding individual performance awards.

Compensation Consultant

The Compensation Committee retains Hewitt Associates (Hewitt) to provide advice and ongoing recommendations regarding executive compensation. In addition, Hewitt provides to the committee market information and analyses regarding base salary, short-term incentives, long-term incentives, executive benefits and perquisites. Hewitt is also the third-party administrator for Caterpillar's U.S. retirement plans. However, the firm currently provides no other services for Caterpillar. The Compensation Committee does not believe Hewitt's role in administering the retirement plans compromises Hewitt's ability to provide the Compensation Committee with an independent perspective.

Peer Group Benchmarking

To ensure Caterpillar is competitive in the marketplace, the company benchmarks itself against a comparator group, the Hewitt Core Group 1 (HCG1). The HCG1 includes 22 large public companies. Because we compete for executive talent from a variety of industries, the 22 companies represent a cross section of industries, not just heavy manufacturing companies. The HCG1 has been used to compare executive compensation and long-term incentive compensation at Caterpillar since the early 1990's. The peer group study methodology is consistent each year, which makes it easier to isolate how Caterpillar's executive compensation is changing in relation to the market. The Compensation Committee monitors the HCG1 to ensure that it continues to provide a reasonable comparison basis for executive compensation.

All components of the Caterpillar executive total cash compensation package, as well as the long-term incentive compensation components, are targeted at the median level of the HCG1, which is necessary to attract and retain high-caliber employees. This ensures that Caterpillar remains competitive while maximizing its resources for stockholders. The median annual revenue for the HCG1 is less than Caterpillar's. To account for differences in the size of the companies in that group, the Compensation Committee conducts a regression analysis with each comparison. Regression analysis adjusts the compensation data for differences in the companies' revenue, allowing Caterpillar to compare its compensation levels to similarly sized companies. The following companies compose the HCG1:

Hewitt Core Group 1		
• 3M Company	• H.J. Heinz Company	• The Procter & Gamble Company*
• Alcoa Inc.	• Hewlett-Packard Company	• Rockwell International Company
• Altria Group, Inc.	• Honeywell International Inc.	• Sara Lee Corporation
• BP p.l.c.	• Johnson Controls, Inc.	• United Technologies Corporation
• The Coca-Cola Company	• Lockheed Martin Corporation	• Weyerhaeuser Company
• Eli Lilly and Company	• Motorola, Inc.	• Whirlpool Corporation
• General Electric Company	• Pfizer Inc.	• Xerox Corporation
• The Goodyear Tire & Rubber Company		
*The Procter & Gamble Company purchased Gillette, which was part of the HCG1 in 2005.		

Components of Caterpillar's Compensation Program

Compensation for all NEOs is a mix of annual total cash and long-term incentives. Total cash includes base salary and the Executive Short-Term Incentive Plan (ESTIP) for all NEOs except Mr. Burritt. Total cash for Mr. Burritt includes base salary and the Short-Term Incentive Plan (STIP). The Long-Term Incentive Plan (LTIP) includes both equity and long-term cash. Equity for all NEOs consists of stock-settled stock appreciation rights (SARs) and restricted stock. Our long-term cash performance plan (LTCPP) is based on a three-year cycle. (See discussion on the following pages for more detail regarding each specific plan.)

Annual base salary represents a small portion (less than 25 percent) of our NEOs' compensation. In fact, on average, 82 percent of annual compensation for our NEOs varies each year based on Caterpillar's performance. The following chart shows the 2006 Total Compensation mix (based on targeted compensation).

2006 Total Compensation Mix


CEO:
17%
18%
13%
52%
Group President:
15%
18%
18%
49%
Vice President/CFO:
15%
20%
23%
42%
Base Salary
ESTIP or STIP
LTCPP
Equity

Total Annual Cash Compensation

Total annual cash compensation consists of market-competitive, performance-driven base salary and our annual short-term incentive pay. Total annual cash compensation for our NEOs is targeted at the median level of the HCG1 because Caterpillar believes targeting at that level is necessary to attract and retain high-caliber employees. Base salary structures for Caterpillar executives are designed with a midpoint set at the median level of the HCG1. For all employees, the minimum of the base salary structure is 80 percent of the midpoint and the maximum is 120 percent of the midpoint.

The company's review of 2006 market data showed total annual cash compensation structures for all officer groups were below the median level of the HCG1, primarily due to an upward shift in the market. Consequently, management recommended adjustments to the total cash compensation structures for all of the officer groups in order to bring total annual cash compensation in line with the median level of the HCG1. In February 2006, the Compensation Committee approved adjustments to base salary structures and short-term incentive target opportunities as shown in the following two tables.

Total Cash Compensation Structure Changes
Base Salary Midpoint

	Percent Increase from 2005 to 2006
CEO	10%
Group Presidents	5%
Vice Presidents	5%

Total Cash Compensation Structure Changes
ESTIP or STIP Target Opportunity

	2006	2005
CEO (ESTIP)	135%	110%
Group Presidents (ESTIP)	100%	80%
Vice Presidents (STIP)	90%	70%

Base Salary

Base salary increases are performance-driven. At Caterpillar, we believe in paying for performance, as demonstrated by our base salary administration practice called the Performance Award Process. The Performance Award Process results in salary increases based upon the performance of the individual and provides for greater increases to the highest-performing employees. Consistently high-performing employees, other than NEOs, will have the opportunity to significantly exceed the target (midpoint) of the base salary structures.

Base salaries for the NEOs are not increased above the midpoint of their respective structures without meeting certain performance parameters. If NEOs reach the midpoint of their salary structure, any amount awarded above midpoint must be re-earned annually and approved by the Compensation Committee. This amount is called variable base pay and is paid in the form of an annual lump sum award. This reinforces the performance component of the program for NEOs.

Executive Short-Term Incentive Plan

The CEO and group presidents (NEOs, excluding Mr. Burritt) participated in the 2006 ESTIP. This annual incentive plan delivers a targeted percentage of base salary (excluding any variable base pay) to each named executive officer based on performance against enterprise goals.

In February 2006, the Compensation Committee reviewed and approved three enterprise-focused measures for the 2006 ESTIP. These measures link the CEO and group presidents directly to the overall performance of Caterpillar. The measures and their relative weights in determining the ESTIP are as follows:

- **60%   Profit Per Share (PPS)**
- **20%   Enterprise Quality (Product Quality)**
- **20%   Enterprise Velocity (Inventory Turnover)**

As with all components of Caterpillar's compensation program, the ESTIP rewards performance. For each of the measures previously listed, the Compensation Committee established minimum (threshold), target and maximum performance levels. PPS is the "trigger" required for the ESTIP to provide a payout. If the threshold level of PPS is not achieved, no payout is made under ESTIP. After the "trigger" is met, each measure must meet its own respective threshold performance level for a payout to occur under each measure. If the threshold level is not achieved for a given measure, no ESTIP payout will be made based on that measure. Increasingly larger payouts are awarded for achievement of target and maximum performance levels.

Generally, the committee sets the threshold, target and maximum levels so that the relative difficulty of achieving the target level is consistent from year to year. Even though the payout amount can vary greatly from year to year, the objective is to be at target, on average, over a period of years. The table below outlines the payout factor (or range) that applies to each performance level. The payout factor for each measure does not exceed 200 percent.

Performance Level	Payout Factor
Greater than Threshold but Less than Target ………………………………………	30% – 99.99%
Target to Maximum ……………………………………………………………	100% – 200%
Maximum and Greater …………………………………………………………	200%

At the close of 2005, the reported outlook for Caterpillar's 2006 PPS was $4.65 to $5.00. Based on that range, the Compensation Committee approved the 2006 PPS target for ESTIP at $4.96. The 2006 results are below.

2006 ESTIP	Payout	Measurement
PPS	Yes	The PPS target was $4.96. Caterpillar reported PPS at $5.17 at the end of 2006
Enterprise Quality	No	Based on a single quality measure
Enterprise Velocity	No	Measured by inventory turnover during 2006

The resulting payout factors from PPS, enterprise quality and enterprise velocity measures were added together in order to calculate the total cash payout factor of 67.11 percent under the 2006 ESTIP, which resulted in a payout of $3.6 million. The Compensation Committee has discretion to reduce ESTIP awards based on performance, but individual increases are not permitted. There were no adjustments made to the 2006 ESTIP payouts to the NEOs. Individual amounts are disclosed in the Summary Compensation Table on page 36 of this proxy, in the "Non-Equity Incentive Plan Compensation" column.

Short-Term Incentive Plan

Vice presidents, along with most other employees, participate in Caterpillar's STIP. This plan constitutes team-based pay at risk that delivers a target percentage of base salary to each participant based on performance against team goals at both the enterprise and business unit levels. The following guiding principles apply to this plan:

- Percentage of pay at risk is to remain at market competitive levels

- Employees are rewarded for the delivery of results against measurable goals

- Awards drive behavior aligned with both enterprise and business unit results

- The company's payout objective under the plans is to be at target on average over a period of years

As a vice president, our CFO Mr. Burritt, participated in Caterpillar's 2006 STIP. Vice presidents are not only measured on the achievement of their business unit goals, but also on corporate performance factors such as PPS and enterprise quality and velocity. Consequently for 2006, 50 percent of each vice president's STIP payment was based on the achievement of business unit goals and the remaining 50 percent was tied to corporate goals. Mr. Burritt was eligible for a target opportunity of 90 percent of base salary. His weighting was:

- **60% Profit Per Share (PPS)**

- **10% Enterprise Quality (Product Quality)**

- **10% Enterprise Velocity (Inventory Turnover)**

- **20% 6 Sigma Value Proposition**

PPS was also the "trigger" for the 2006 STIP. The same methodology applies for STIP as described previously for ESTIP. The 2006 results are below.

2006 STIP	Payout	Measurement
PPS	Yes	The PPS target was $4.96. Caterpillar reported PPS at $5.17 at the end of 2006
Enterprise Quality	No	Based on a single quality measure
Enterprise Velocity	No	Measured by inventory turnover during 2006
6 Sigma Value Proposition	Yes	Measured by the net after-tax incremental benefit resulting from 6 Sigma projects completed in 2006 in Mr. Burritt's unit

The resulting payout factors from PPS, enterprise quality, enterprise velocity and 6 Sigma value proposition measures were added together to calculate the total cash payout factor of 107.11 percent under the 2006 STIP. Mr. Burritt's individual STIP award amount is disclosed in the Summary Compensation Table on page 36 of this proxy, in the "Non-Equity Incentive Plan Compensation" column.

Discretionary STIP

In support of our pay for performance philosophy, top performing vice presidents, management employees and salaried employees are eligible for lump sum discretionary awards. At the end of each plan year, the CEO, in consultation with the Compensation Committee, decides whether any individual lump sum discretionary awards to the vice presidents are warranted. A portion ($40,000) of Mr. Burritt's total 2006 STIP was from this lump sum discretionary award pool based on his outstanding 2006 performance. (See discussion in "Other NEOs' Compensation Decisions" section of this CD&A). This award was approved at the February 2007 Compensation Committee meeting.

Long-Term Incentive Plan

The goal of the Long-Term Incentive Plan (LTIP) is to align the interests of officers and other key employees with those of the stockholders. LTIP is composed of two elements: an equity incentive plan and LTCPP. As with other components of executive pay, Caterpillar targets long-term compensation to be at the median compared to the HCG1. Caterpillar's LTIP is designed to reward the company's key employees for achieving and exceeding our long-term goals, to drive stockholder return and to foster stock ownership.

In the fall of 2005, at the request of the Compensation Committee, management conducted an LTIP market data review based on the three-year weighted average of the HCG1. The same process was followed in 2004. The market data indicated erosion in equity market levels which, coupled with continued increases in the value of grants tied to the increasing stock price, resulted in a high equity market position for Caterpillar versus its comparator companies. The committee approved management's recommendation to reduce the NEOs' standard equity grants by an average of 27 percent, in line with the company's market competitiveness philosophy and in consideration of the current environment surrounding executive pay. LTCPP target percentages were increased slightly (outlined below) to be more in line with the median of the HCG1. The table shows the percentage of base salary each named executive officer is eligible to receive as part of the LTCPP.

Long-Term Cash Performance Plan Structure Changes		
LTCPP Target Opportunity:	**2006**	**2005**
CEO …………………………………………	170%	160%
Group Presidents ……………………………	110%	105%
Vice Presidents ……………………………	90%	85%

Equity

In 2006, the two equity vehicles for the NEOs and other key employees were stock-settled SARs and restricted stock grants. SARs were introduced in 2006 because this type of equity grant extends the life of the Caterpillar stock option pool and minimizes stockholder dilution.

Stock Appreciation Right

A stock appreciation right (SAR) is a right to receive Caterpillar common shares based on the appreciation in value of a set number of shares of company stock between the grant date and the exercise date. SARs expire on the tenth anniversary of the grant date and vest 100 percent three years from the grant date.

A standard number of SARs is granted based on an employee's position in the company. Consistent with the company's compensation philosophy, individuals at higher levels receive a greater proportion of total pay in the form of equity. The Compensation Committee has the discretion to make positive or negative adjustments based on a subjective assessment of an individual's performance, as long as these adjustments do not increase the total number of SARs used to reward employees.

At the February 2006 committee meeting, Mr. Owens discussed his recommendations with respect to adjustments for all other NEOs. Grant value adjustments were based upon individual performance (discussed in "Other NEOs' Compensation Decisions" section of this CD&A). The Compensation Committee approved the standard grants at the February 2006 meeting and delegated authority to the committee chair to confirm and finalize the individual adjustment of grants for recipients on behalf of the committee. The final 2006 SAR awards are disclosed in the Grants of Plan-Based Awards table in the "All Other Option Awards: Number of Securities Underlying Options" column.

At the February 2006 board meeting the Chairman of the Compensation Committee, Mr. Osborn, in consultation with the board, established the grant for Mr. Owens based on exceptional performance (discussed in "Chairman and CEO Compensation Decisions" section of this CD&A).

Restricted Stock Grants

The restricted stock award program, approved by the Compensation Committee in December 2000, is a tool that makes equity a part of the compensation program to help attract and retain outstanding performers. Key elements of the program are:

- Selected performance and retention-based grants can be made to officers and other key employees, as well as prospective employees
- Restricted shares have three to five year vesting schedules
- Restricted shares are forfeited if the grantee leaves Caterpillar prior to vesting

The CEO submits restricted stock grant recommendations to the Compensation Committee at each committee meeting. The Compensation Committee reviews the amount of the proposed grants as well as the CEO's reasoning. The nominees can be current employees who have demonstrated exceptional performance, high potential for promotion or highly marketable skills for positions outside the company. Restricted stock can also be used to attract a new employee who has potential to be a significant contributor, capabilities that present a potential competitive advantage, or special talents or characteristics that meet a specific corporate need.

At the February 2006 Compensation Committee meeting, the committee approved targeted grants of restricted stock for Mr. Levenick and Mr. Oberhelman for their outstanding contributions to Caterpillar's success. (See discussion in "Other NEOs' Compensation Decisions" section of this CD&A.) Both received 1,000 shares of restricted stock.

Equity Grant Timing

Equity grants are approved prior to or on the pre-determined grant date. The grant date is consistently mid-February to early March, which is well after Caterpillar announces year-end financial results, allowing time for stock price stabilization. Caterpillar does not backdate, re-price or grant equity awards retroactively. The committee approved the 2006 equity awards at the February 7, 2006 meeting and delegated authority to the committee chair to confirm and finalize the individual adjustment of grants for recipients on behalf of the committee. The grant price was the average of the high and low prices for Caterpillar stock as reported on the NYSE on February 17, 2006 (the grant date). All 2006 equity grants for the NEOs are disclosed in the Grants of Plan-Based Awards Table on page 38 of this proxy.

Stock Ownership Requirements

Equity compensation encourages our executives to have an owner's perspective in managing our company. Due to the importance of ownership, the Compensation Committee has set a minimum Caterpillar stock ownership requirement for all participants receiving equity compensation.

NEOs are required to own a number of shares equal to the average number of equity options and SARs awarded to them in the last five years. Twenty-five percent of vested unexercised awards count toward the ownership requirement. Failure to meet these guidelines results in automatic grant reductions, absent compelling personal circumstances that prevent an employee from meeting his or her targeted ownership requirement.

The committee approved new target ownership requirements at the December 2005 meeting so that beginning in 2007, NEOs are required to own a number of shares at least equal to 50 percent of the average number of options and SARs awarded in the last five years. However, only 10 percent of vested unexercised options and SARs will count toward target ownership. In 2008, no vested unexercised awards will count toward ownership for the NEOs.

Even though Caterpillar targets all officers' total compensation at the median level of our comparator group, our target ownership requirements are much higher than the median level of that group, reaching well into the upper quartile of practices of the companies examined. At present, all NEOs exceed target ownership requirements.

Long-Term Cash Performance Plan

The LTCPP is offered to NEOs and other key employees. This pay at risk plan delivers a targeted percentage of base salary to each participant based on performance against the goals of the entire company.

For the LTCPP, the Compensation Committee benchmarks against the S&P peer group. The committee uses the S&P peer group to compare Caterpillar's performance against the performance of our specific industry because market cycle fluctuations are minimized when compared to similar companies. The companies in our S&P peer group are:

S&P Peer Group		
● 3M Company	● General Electric Company	● Navistar International Corporation
● Cummins Inc.	● Honeywell International Inc.	● PACCAR Inc
● Danaher Corporation	● Illinois Tool Works Inc.	● Pall Corporation
● Deere & Company	● Ingersoll-Rand Company Limited	● Parker-Hannifin Corporation
● Dover Corporation	● ITT Industries, Inc.	● Textron Inc.
● Eaton Corporation	● Johnson Controls, Inc.	● United Technologies Corporation

A three-year performance cycle is established each year for determining compensation under the LTCPP. The committee generally sets threshold, target and maximum levels that make the relative difficulty of achieving the target level consistent from year to year. The payout amount can vary greatly from one year to the next. The objective is to be at target, on average, over a period of years. Typically the committee specifies two measures, such as relative profit per share growth and return on equity, each weighted 50 percent. (The actual measures are disclosed in the tables below.) Each measure must meet its respective threshold performance levels before a payout is made under that particular measure, but there is no overall trigger as is the case for the ESTIP and STIP. In other words, each measure triggers independently of the other. Increasingly larger payments are awarded when the target and maximum performance levels are achieved. The following table outlines the payout factor (or range) that applies to each performance level.

Performance Level	Payout Factor
Greater than Threshold but Less than Target	50% – 99.99%
Target to Maximum	100% – 150%
Maximum and Greater	150%

The 2006 LTCPP payout was based on a three-year cycle, which began in 2004 and ended in 2006. The 2004-2006 cycle evaluated two components: relative PPS growth, measured against the S&P Peer Group, and return on equity (ROE), again each weighted 50 percent.

2004-2006 LTCPP Measures		
	Relative PPS Growth	ROE
Threshold	25th percentile	20%
Target	50th percentile	25%
Maximum	75th percentile	30%

Caterpillar exceeded maximum levels for the ROE and relative PPS growth measures for the 2004-2006 cycle. The Compensation Committee has the discretion to reduce individual LTCPP awards based on performance but individual increases are not permitted. There were no adjustments made to the 2006 LTCPP payouts to the NEOs. Individual payouts were capped at $2.5 million and are disclosed in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

At the February 2006 meeting, the committee set threshold, target and maximum performance levels for each component of the 2006-2008 LTCPP. The 2006-2008 LTCPP cycle evaluates two components: relative PPS growth, measured against the S&P Peer Group, and return on equity (ROE). The ROE goals have been increased from the previous LTCPP cycle, to further the company's goal of keeping officers' incentives in line with the interests of stockholders. Individual payouts to any named executive officer will be capped at $2.5 million.

2006-2008 LTCPP Cycle		
	Relative PPS Growth	**ROE**
Threshold …………………………………	25th percentile	20%
Target …………………………………	50th percentile	30%
Maximum …………………………………	75th percentile	40%

Compensation Decisions in 2006 and 2007

Chairman and CEO Compensation Decisions

The CEO is evaluated on company and individual performance metrics. In February of each year, the Compensation Committee reviews the boards' assessment of Mr. Owens' individual goals and his performance against those goals. The board noted that under Mr. Owens' leadership, the company:

- Exceeded financial goals while improving the quality of earnings

- Delivered double-digit profit growth and record sales

- Focused the organization on improving quality, market leadership and velocity while encoding 6 Sigma

- Championed the new corporate Values in Action — realized record levels of employee engagement

- Hosted worldwide dealer and supplier meetings to roll out the company's new strategy — Vision 2020

- Increased presence in China

- Sustained improvement toward World Class Safety performance

- Published Caterpillar's first-ever Sustainability Report

- Provided corporate leadership for investor relations

In recognition of Mr. Owens' strong performance, as evidenced by the company's record financial results, the Compensation Committee recommended a 10.7 percent increase in Mr. Owens' annual base salary, effective April 2007. The Compensation Committee also recommended a lump sum discretionary bonus for exceptional 2006 performance. The board approved the increase and the bonus. However, even after the base salary increase, Mr. Owens' base salary remained well below the median of the HCG1. Mr. Owens' 2006 calendar year compensation is disclosed in the Summary Compensation Table on page 36 of this proxy.

Other NEOs' Compensation Decisions

The CEO presents to the Compensation Committee each NEO's performance evaluation. The focus of the evaluation for other NEOs is based upon product and business unit metrics in their respective areas of responsibility. The Compensation Committee noted the following key points for each named executive officer in making compensation decisions in 2006 and 2007:

Stuart L. Levenick, Group President

- Coordinated highly successful worldwide dealer meeting and rollout of Vision 2020 Strategy to dealerships
- Developed a five-point dealer quality commitment program
- Displayed leadership for major growth initiatives in Asia Pacific region
- Instrumental in relationship building with key suppliers

Douglas R. Oberhelman, Group President

- Provided strong leadership for corporate finance and accounting activities
- Drove significant profitability improvement in the engine business
- Actively involved in relationship building with key customers, dealers and suppliers
- Delivered steady improvement of ACERT® engine quality

Gerald L. Shaheen, Group President

- Drove innovation with significant increase in new product introductions
- Actively engaged in defining global product manager positions
- Maintained strong dealer and key customer relationships
- Instrumental in launching the Product/Technology Council

Gerard R. Vittecoq, Group President

- Championed manufacturing excellence and product quality
- Worked diligently to refine quality metrics that drive the appropriate behavior
- Corporate leader for external benchmarking on process disciplines
- Actively involved with EAME regional dealers

Steven H. Wunning, Group President

- Provided strong leadership for driving growth of service businesses
- Instrumental in organizing Remanufacturing Services into a separate division
- Implemented the revised dealer business systems strategy which received favorable response and lowered Caterpillar expenses
- Key contributor in the Progress Rail acquisition

David B. Burritt, Vice President and Chief Financial Officer

- Led efforts to drive synergies and cost reduction across service divisions
- Delivered record level 6 Sigma benefits supporting Vision 2020
- Led transparency initiative with investor relations and launched global transformation efforts for accounting, tax, treasury, investor relations and strategic support
- Met or exceeded all unit financial and non-financial metrics

In February 2007, the Compensation Committee approved base salary increases for the executive officers named above, effective April 2007. The committee also approved lump sum discretionary bonuses for the executive officers named above (excluding Mr. Burritt) based on exceptional 2006 performance. All compensation paid to or earned by NEOs in 2006 is disclosed in the Summary Compensation Table on page 36 of this proxy.

Retirement and Other Benefits

Defined contribution and defined benefit plans that are available to the NEOs (excluding Mr. Vittecoq) are also available to most U.S. Caterpillar salaried and management employees. All of the NEOs (excluding Mr. Vittecoq) participate in all of the U.S. retirement plans listed below.

Mr. Vittecoq is not eligible for the U.S. benefit plans because he is on the Swiss payroll, therefore making him eligible for the Swiss benefit programs. He participates in Caprevi, Prevoyance Caterpillar and the Swiss Employees' Investment Plan. Both are Swiss retirement plans that are available to all other Swiss management employees. Mr. Vittecoq is eligible under Caprevi, Prevoyance Caterpillar for an early retirement benefit with a four percent reduction before age 60.

Pension Plans

Caterpillar Inc. Retirement Income Plan

The Caterpillar Retirement Income Plan (RIP) is a qualified defined benefit pension plan in which most U.S. salaried and management employees are eligible to participate. Benefit amounts are not offset for any Social Security benefits. Of the NEOs, Mr. Owens, Mr. Oberhelman and Mr. Wunning are currently eligible for early retirement, with a four percent benefit reduction, per year, from age 62. Mr. Shaheen is currently eligible for retirement and an unreduced benefit. Plan participants may choose among several payment options, such as a single life annuity, term-certain or various joint and survivor annuity benefits.

Supplemental Pension Benefit Plan

If an employee's annual retirement income benefit under the RIP exceeds the Internal Revenue Service tax code limitations, the excess benefits are paid from the Supplemental Pension Benefit Plan (SPBP). This is a non-qualified unfunded plan. The formula used to calculate the benefit payable in SPBP is the same as that used under RIP.

Savings Plans

Caterpillar 401(k) Plan

The Caterpillar Inc. 401(k) Plan is a tax-qualified retirement savings plan in which most U.S. salaried and management employees, including the NEOs, are eligible to participate.

- Contributions are made on a pre-tax basis
- Participants can contribute up to 70 percent of their base salary and STIP awards
- Contributions are limited by the tax code
- Company matches 100 percent of the first 6 percent of pay that is contributed to the savings plan
- All contributions vest immediately

Supplemental Employees' Investment Plan

In addition to the 401(k) plan, all NEOs participate in SEIP, which is a non-qualified, unfunded retirement savings plan.

- Contributions are made on a pre-tax basis
- Participants contribute 6 percent of base salary that exceeds the IRS compensation limit
- Company matches 100 percent of the employees' 6 percent contributions
- All contributions vest immediately

<u>Deferred Employees' Investment Plan</u>

The NEOs also participate in DEIP, which is a non-qualified, unfunded retirement savings plan. This plan provides the opportunity to increase deferrals of base salary and to elect deferrals of STIP and LTCPP awards.

- Base salary deferrals earn matching contributions at a rate of 6 percent of the deferral amount

- STIP deferrals up to 6 percent are matched dollar-for-dollar

- Deferrals of LTCPP awards are not eligible for an employer matching contribution

- All contributions vest immediately

Perquisites

The company provides NEOs with a very limited number of perquisites that the company and the Compensation Committee believe are reasonable and consistent with its overall compensation program, and necessary to remain competitive. The committee periodically reviews the levels of perquisites provided to the NEOs. Costs associated with perquisites provided by the company are included in the All Other Compensation Table appearing on page 37 of this proxy. Descriptions of these perquisites are provided below:

- Limited personal use of company aircraft is provided for security purposes and to enable the NEOs to devote additional time to Caterpillar business. A spouse may accompany the named executive officer traveling for business purposes on company aircraft.

- Home security systems are provided to ensure the safety of our NEOs.

- The NEOs are provided an annual financial counseling allowance.

- Mr. Owens participates in the Director's Charitable Award program, which is provided to all directors of the company, and is funded by life insurance arrangements for which the company pays the premiums. Mr. Owens derives no direct financial benefit from the program.

Change in Control

Caterpillar has no special executive severance packages or contracts. Mr. Vittecoq has an employment contract, which is required by Swiss law. Our only change in control provisions are found in existing compensation plans and apply to all participants in those plans.

In the event of a change in control, each NEO will receive their maximum payout factors for both LTCPP and ESTIP. Additionally, all unvested stock options, SARs and restricted stock vest immediately. Stock options and SARs remain exercisable over the normal life of the grant. Change in control is defined as when:

- Someone becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of the company's securities, which gives them 15 percent or more of the combined voting power of the company's then outstanding common stock. However, if the board issues a resolution that overrides the situation because the resolution is in the best interests of company stockholders, it cancels the change of control.

- The majority of the board ceases to be comprised of individuals who were on the board at the beginning of any consecutive two-year period.

- The company's stockholders approve a merger or consolidation that reduces the voting securities of the company outstanding to less than half of the combined voting power of the company or surviving entity outstanding immediately after the merger or consolidation.

- Company stockholders approve a plan of complete liquidation of the company or an agreement for the sale or disposition by the company of all or substantially all of its assets.

Change in control information is disclosed in the "Potential Payments Upon Termination of Employment or Change in Control" section on page 42 of this proxy.

Tax and Accounting Implications

Deductibility of Compensation

The goal of the committee is to comply with the requirements of Internal Revenue Code Section 162(m), to the extent possible, with respect to long-term and short-term incentive programs to avoid losing the deduction for compensation in excess of $1 million paid to our NEOs. Caterpillar has generally structured performance-based compensation plans with the objective that amounts paid under those plans are tax deductible and the plans must be approved by the company's stockholders. However, the committee may elect to provide compensation outside those requirements when necessary to achieve its compensation objectives.

Compensation Recoupment Policy

If the board learns of any misconduct by an officer that contributed to the company restating all or a portion of its financial statements, it will do what is required to correct the misconduct and prevent it from occurring again and, if appropriate, take necessary remedial action.

To determine the corrective action, the board will review the situation to identify whether the restatement was the result of negligent, intentional or gross misconduct. The board will require reimbursement of any bonus or incentive compensation awarded to an officer or cancel unvested restricted or deferred stock awards previously granted to the executive officer if:

- The amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement

- The executive engaged in intentional misconduct that caused or partially caused the need for the restatement and

- The amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded

Additionally, at the board's discretion, it may dismiss the officer, authorize legal action for breach of fiduciary duty or take other action to enforce the executive's obligations to the company. In determining appropriate remedial action, the board may take into account penalties or punishments imposed by third parties, such as law enforcement agencies, regulators or other authorities. The board's power to determine the appropriate punishment for the wrongdoer is in addition to, and not in replacement of, third party actions.

Executive Compensation Tables

2006 Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5]	All Other Compensation[6]	Total
J.W. Owens Chairman & CEO	2006	$1,350,003	$300,000	$ —	$7,029,846	$3,723,703	$2,171,992	$243,077	$14,818,621
S.L. Levenick Group President	2006	641,253	120,000	16,090	1,076,445	1,441,021	487,228	83,084	3,865,121
D.R. Oberhelman Group President	2006	721,248	183,000	16,090	1,082,596	1,633,854	575,150	122,180	4,334,118
G.L. Shaheen Group President	2006	721,248	135,000	—	2,226,118	1,633,854	557,644	99,411	5,373,275
G.R. Vittecoq[5] Group President	2006	753,981	114,870	—	2,226,118	1,707,398	1,532,982	40,159	6,375,508
S.H. Wunning Group President	2006	657,747	130,000	—	2,226,118	1,501,523	621,107	78,674	5,215,169
D.B. Burritt Vice President & CFO	2006	405,750	40,000	—	328,059	861,783	275,049	56,047	1,966,688

[1] Amounts include lump-sum discretionary bonus (LSDB) payments authorized by the Compensation Committee of the board, lump sum discretionary award (LSDA) paid under STIP and variable base pay (VBP) that must be re-earned annually. For 2006 performance, NEOs earned the following: Mr. Owens — $300,000/LSDB; Mr. Levenick — $120,000/LSDB; Mr. Oberhelman — $135,000/LSDB and $48,000/VBP; Mr. Shaheen — $100,000/LSDB and $35,000/VBP; Mr. Vittecoq — $82,050/LSDB and $32,820/VBP; Mr. Wunning — $130,000/LSDB; and Mr. Burritt — $40,000/LSDA. All amounts reported for Mr. Vittecoq were paid in Swiss Franc, and have been converted to US dollars using the exchange rate in effect on December 31, 2006 (1 Swiss Franc = .82050 US Dollar).

[2] Mr. Levenick and Mr. Oberhelman were awarded 1,000 shares of restricted stock on March 1, 2006. The fair market value (average of high and low trading price) of Caterpillar stock on the award date was $73.945 per share. The amount shown is based upon the amortized expense recognized for financial reporting purposes.

[3] The following SARs were granted to NEOs on February 17, 2006: Mr. Owens — 300,000; Mr. Levenick — 105,000; Mr. Oberhelman — 110,000; Mr. Shaheen — 95,000; Mr. Vittecoq — 95,000; Mr. Wunning — 95,000; and Mr. Burritt — 48,000. The amounts shown reflect the expense recognized for financial reporting purposes in accordance with FAS123R and not the compensation realized by the named executive officer. Assumptions made in the calculation of these amounts are included in Note 2 to the company's financial statements for the fiscal year ended December 31, 2006 included on Form 10-K filed with the SEC on February 23, 2007.

[4] The amounts in this column reflect cash payments made to NEOs under ESTIP or STIP in 2007 with respect to 2006 performance and under LTCPP with respect to performance over a three year plan cycle from 2004 through 2006 as follows: Mr. Owens — $1,223,703/ESTIP and $2,500,000/LTCPP; Mr. Levenick — $430,508/ESTIP and $1,010,513/LTCPP; Mr. Oberhelman — $484,110/ESTIP and $1,149,744/LTCPP; Mr. Shaheen — $484,110/ESTIP and $1,149,744/LTCPP; Mr. Vittecoq —$505,579/ESTIP and $1,201,819/LTCPP; Mr. Wunning — $441,554/ESTIP and $1,059,969/LTCPP; and Mr. Burritt — $391,288/STIP and $470,495/LTCPP. All amounts reported for Mr. Vittecoq were paid in Swiss Franc, and have been converted to US dollars using the exchange rate in effect on December 31, 2006 (1 Swiss Franc = .82050 US Dollar).

[5] Because NEOs do not receive "preferred or above market" earning on compensation deferred into SEIP and/or DEIP, the amount shown represents only the change between the actuarial present value of each officer's total accumulated pension benefit between November 30, 2005 and November 30, 2006. For Mr. Vittecoq, who is covered under a Swiss pension plan, the actuarial present value of his pension benefit change was calculated between September 30, 2005 and September 30, 2006. The amount assumes the pension benefit is payable at each NEO's earliest unreduced retirement age based upon the officer's current compensation.

[6] All Other Compensation consists of the following items detailed in a separate table appearing on page 37: matching contributions to the company's 401(k) plan, matching contributions to SEIP and/or DEIP, travel on corporate aircraft, financial counseling, home security, and life insurance premiums for the Director's Charitable Award program.

2006 All Other Compensation Table

Name	Matching Contributions 401(k)	Matching Contributions SEIP & DEIP	Financial Counseling	Corporate Aircraft[2]	Tax Gross-Up on Corporate Aircraft	Home Security[3]	Director's Charitable Award Insurance Premiums[4]	ISE Allowances[5]	Total All Other Compensation
J. W. Owens	$13,200	$150,876	$14,000	$ 5,805	$3,694	$25,491	$30,011	$ —	$243,077
S. L. Levenick	13,200	55,541	8,000	1,376	603	2,150	—	2,214	83,084
D. R. Oberhelman	13,200	68,314	6,925	4,610	3,004	26,127	—	—	122,180
G. L. Shaheen	13,200	68,435	345	10,042	6,542	847	—	—	99,411
G. R. Vittecoq[1]	N/A	30,159	10,000	—	—	—	—	—	40,159
S. H. Wunning	13,200	57,474	8,000	—	—	—	—	—	78,674
D. B. Burritt	13,200	29,127	11,000	—	—	2,720	—	—	56,047

[1] Mr. Vittecoq participates in a non-U.S. Employee Investment Plan.

[2] Amounts reported under Corporate Aircraft represent limited personal use of company aircraft by the Officer, or by the Officer's spouse who accompanies the officer on a business trip. Company aircraft is provided for security purposes, and allows the NEOs to devote additional time to Caterpillar business. CEO approval is required for personal use of corporate aircraft. The amounts shown are based upon the Standard Industry Fare Level (SIFL) formula.

[3] Amounts reported for Home Security represent the cost provided by an outside security provider for hardware and monitoring service.

[4] Mr. Owens received no direct compensation for serving on the board, but is entitled to participate in the Director's Charitable Award Program. Amount reported includes company paid life insurance premium and administrative fees for Mr. Owens.

[5] Mr. Levenick was an International Service Employee (ISE) based in Japan until his return to the U.S. in July 2004. The 2006 amount contains a U.S. tax gross-up on moving expenses.

Grants of Plan-Based Awards in 2006

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units[2]	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($)[3]
		Threshold	Target	Maximum				
J.W. Owens		$1,175,836	$2,351,673	$2,500,000	—	—	$ —	$ —
	02/17/2006	—	—	—	—	300,000	72.05	7,029,846
S.L. Levenick		359,198	718,396	1,077,594	—	—	—	—
	02/17/2006	—	—	—	—	105,000	72.05	2,460,446
	03/01/2006	—	—	—	1,000	—	—	73,945
D.R. Oberhelman		399,894	799,788	1,199,682	—	—	—	—
	02/17/2006	—	—	—	—	110,000	72.05	2,577,610
	03/01/2006	—	—	—	1,000	—	—	73,945
G.L. Shaheen		399,894	799,788	1,199,682	—	—	—	—
	02/17/2006	—	—	—	—	95,000	72.05	2,226,118
G.R. Vittecoq		417,880	835,760	1,253,640	—	—	—	—
	02/17/2006	—	—	—	—	95,000	72.05	2,226,118
S.H. Wunning		367,352	734,704	1,102,056	—	—	—	—
	02/17/2006	—	—	—	—	95,000	72.05	2,226,118
D.B. Burritt		185,963	371,925	557,888	—	—	—	—
	02/17/2006	—	—	—	—	48,000	72.05	1,124,775

[1] The amounts reported in this column are awards under the LTCPP based upon an executive's base salary throughout the three-year cycle, a predetermined percentage of that salary, and Caterpillar's achievement of specified performance levels (relative profit per share growth and return on equity) over the three-year period. The threshold amount will be earned if 50 percent of the targeted performance level is achieved. The target amount will be earned if 100 percent of the targeted performance level is achieved. The maximum award amount will be earned at 150 percent of targeted performance level. Base salary levels for 2006 were used to calculate the estimated dollar value of future payments for the 2006 to 2008 performance cycle. Individual payouts to any named executive officer will be capped at $2.5 million dollars. The CD&A discusses in greater detail the performance metrics utilized in the LTCPP cycle.

[2] On March 1, 2006, 1,000 restricted shares were granted to both Mr. Levenick and Mr. Oberhelman. The fair market value of the shares on the grant date was $73.945 per share. The shares vest over a five-year period, with one third vesting after three years from the grant date, one third vesting on the fourth year from the grant date, and final third vesting on the fifth year from the grant date.

[3] The amounts shown do not reflect realized compensation by the NEO. The amounts shown represent the value of the SAR award based upon the fair value on the grant date of February 17, 2006 as determined in accordance with FAS123R. The exercise price for all SARs granted to the NEOs is 100 percent of the fair market value (average of high and low trading price) of Caterpillar stock on the grant date. All SARs granted to the NEOs will vest after three years from the grant date. Plan provisions exist for accelerated vesting in the event of terminations due to long-service separation (age 55 with 10 or more years of company service), death, total disability or change in control. The actual realizable value of the SAR will depend on the fair market value of Caterpillar stock at the time of exercise. The grant price was based upon the average of the high and low price for Caterpillar stock on the grant date of February 17, 2006. The closing price on the grant date was the same value as the average price, $72.05.

	Outstanding Equity Awards at 2006 Fiscal Year-End					
	Number of Securities Underlying Unexercised SARs/Options		**SAR/Option Exercise Price**	**SAR/Option Expiration Date[1]**	**Number of Shares or Units of Stock That Have Not Vested[2]**	**Market Value of Shares or Units of Stock That Have Not Vested[3]**
Name	**Exercisable**	**Unexercisable**				
J.W. Owens	100,000	—	$27.8438	06/09/2008	—	—
	100,000	—	31.1719	06/08/2009	—	—
	108,000	—	19.2032	06/12/2010	—	—
	108,000	—	26.7650	06/12/2011	—	—
	122,000	—	25.3575	06/11/2012	—	—
	140,000	—	27.1425	06/10/2013	—	—
	460,000	—	38.6275	06/08/2014	—	—
	460,000	—	45.6425	02/18/2015	—	—
	—	300,000	72.05	02/17/2016	—	—
	—	—	—	—	20,000	$1,226,600
S.L. Levenick	13,330	—	27.8438	06/09/2008	—	—
	13,712	—	31.1719	06/08/2009	—	—
	48,000	—	26.7650	06/12/2011	—	—
	54,000	—	25.3575	06/11/2012	—	—
	54,000	—	27.1425	06/10/2013	—	—
	126,000	—	38.6275	06/08/2014	—	—
	130,000	—	45.6425	02/18/2015	—	—
	—	105,000	72.05	02/17/2016	—	—
	—	—	—	—	1,000	61,330
D.R. Oberhelman	38,132	—	25.8281	06/10/2007	—	—
	42,000	—	27.8438	06/09/2008	—	—
	42,000	—	31.1719	06/08/2009	—	—
	48,000	—	19.2032	06/12/2010	—	—
	48,000	—	26.7650	06/12/2011	—	—
	122,000	—	25.3575	06/11/2012	—	—
	140,000	—	27.1425	06/10/2013	—	—
	140,000	—	38.6275	06/08/2014	—	—
	140,000	—	45.6425	02/18/2015	—	—
	—	110,000	72.05	02/17/2016	—	—
	—	—	—	—	9,000	551,970
G.L. Shaheen	38,410	—	27.8438	06/09/2008	—	—
	96,792	—	31.1719	06/08/2009	—	—
	122,000	—	25.3575	06/11/2012	—	—
	140,000	—	27.1425	06/10/2013	—	—
	140,000	—	38.6275	06/08/2014	—	—
	140,000	—	45.6425	02/18/2015	—	—
	—	95,000	72.05	02/17/2016	—	—
G.R. Vittecoq	19,360	—	31.1719	06/08/2009	—	—
	23,968	—	19.2032	06/12/2010	—	—
	48,000	—	26.7650	06/12/2011	—	—
	54,000	—	25.3575	06/11/2012	—	—
	54,000	—	27.1425	06/10/2013	—	—
	126,000	—	38.6275	06/08/2014	—	—
	130,000	—	45.6425	02/18/2015	—	—
	—	95,000	72.05	02/17/2016	—	—
	—	—	—	—	1,365	83,715
S.H. Wunning	48,000	—	19.2032	06/12/2010	—	—
	48,000	—	26.7650	06/12/2011	—	—
	60,000	—	25.3575	06/11/2012	—	—
	54,000	—	27.1425	06/10/2013	—	—
	126,000	—	38.6275	06/08/2014	—	—
	130,000	—	45.6425	02/18/2015	—	—
	—	95,000	72.05	02/17/2016	—	—
D.B. Burritt	23,100	—	27.1425	06/10/2013	—	—
	23,100	—	38.6275	06/08/2014	—	—
	54,000	—	45.6425	02/18/2015	—	—
	—	48,000	72.05	02/17/2016	—	—

[1] Stock Appreciation Rights (SARs) granted in 2006 are exercisable three years after the grant date. The SARs were granted with a 10-year term, subject to earlier termination in the event of separation from service.

[2] Mr. Owens received a 20,000 restricted share grant on March 1, 2005. Mr. Levenick received a 1,000 restricted share grant on March 1, 2006. Mr. Oberhelman received a 6,000 restricted share grant on April 1, 2004, a 2,000 restricted share grant on March 1, 2005, and a 1,000 restricted share grant on March 1, 2006. Mr. Vittecoq received a 1,900 restricted share equivalent grant on March 3, 2003. All of these grants were unvested at December 31, 2006. Where applicable, grants awarded have been adjusted to reflect a 2 for 1 stock split which occurred in July 2005.

[3] The market value of the remaining non-vested restricted shares (or equivalent shares in the case of Mr. Vittecoq) is calculated using the closing price of Caterpillar common stock on December 29, 2006 ($61.33 per share).

2006 Option Exercises and Stock Vested

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise	**Value Realized on Exercise**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting**
J.W. Owens	100,000	$4,157,690	—	$ —
S.L. Levenick	—	—	—	—
D.R. Oberhelman	15,842	758,022	2,332	172,440
G.L. Shaheen	154,542	5,324,635	—	—
G.R. Vittecoq	—	—	665	49,763
S.H. Wunning	58,920	2,166,304	2,332	172,440
D.B. Burritt	50,832	1,921,023	—	—

[1] Upon exercise, option holders may surrender shares to pay the option exercise price and satisfy income tax-withholding requirements. The amounts shown are gross amounts absent netting for shares surrendered.

[2] Upon release of the restricted stock, shares are surrendered to satisfy income tax-withholding requirements. The amounts shown are gross amounts absent netting for shares surrendered. Mr. Vittecoq received a cash payment for the value of his equivalent restricted shares. Equivalent restricted shares are issued to Mr. Vittecoq as they provide a tax efficient vehicle under Swiss tax law.

2006 Pension Benefits

Name	Plan Name[1]	Number of Years of Credited Service[2]	Present Value of Accumulated Benefit[3]	Payments During Last Fiscal Year
J.W. Owens	RIP	34.25	$1,837,348	$ —
	SPBP	34.25	8,884,360	—
S.L. Levenick	RIP	29.42	944,755	—
	SPBP	29.42	1,836,373	—
D.R. Oberhelman	RIP	31.42	1,118,197	—
	SPBP	31.42	2,733,148	—
G.L. Shaheen	RIP	35.00	1,998,347	—
	SPBP	35.00	5,861,834	—
G.R. Vittecoq	Caprevi, Prevoyance	30.92	7,062,864	—
S.H. Wunning	RIP	33.50	1,322,949	—
	SPBP	33.50	2,403,180	—
D.B. Burritt	RIP	28.33	900,361	—
	SPBP	28.33	453,473	—

[1] RIP is a noncontributory U.S. qualified defined benefit pension plan and SPBP is a U.S. non-qualified pension plan. The benefit formula is 1.5 percent for each year of service (capped at 35 years) multiplied by the final average earnings during the highest five of the final ten years of employment. Final average earnings include base salary, short-term incentive compensation and deferred compensation. If an employee's annual retirement income benefit under the qualified plan exceeds the internal revenue code limitations, the excess benefits are paid from SPBP. SPBP is not funded. The formula used to calculate the benefit payable in SPBP is the same as that which is used under RIP. Mr. Vittecoq participates in Caprevi, Prevoyance Caterpillar, a Swiss pension benefit plan. The Swiss plan requires participants to contribute approximately 7 percent of pensionable income to the plan. The benefit formula is 1.75 percent for each year of service multiplied by the final average earnings for the highest three years of a participant's career. Final average earnings consist of base salary and short-term incentive pay, reduced by a prescribed percentage to arrive at "salary considered for contribution." The benefit is payable in a 50 percent lump-sum payment and 50 percent annuity.

[2] Mr. Shaheen has accumulated 39 years of service with the company. Amounts payable under both RIP and SPBP are based upon a maximum of 35 years of service. All RIP and SPBP participants may receive their benefit immediately following termination of employment, or may defer benefit payments until any time between early retirement age and normal retirement age. Normal retirement age is defined as age 65 with 5 years of service. Early retirement is defined as: any age with 30 years of service, age 55 with 15 years of service, age plus service = 85 points, or age 60 with 10 years of service. If a participant elects early retirement, benefits are reduced by 4 percent, per year, before age 62. Currently, Mr. Owens, Mr. Oberhelman, and Mr. Wunning are eligible for early retirement, with a 4 percent reduction. Mr. Shaheen is eligible for early retirement with no reduction. Mr. Vittecoq is eligible under the Swiss pension plan for an early retirement benefit with a 4 percent reduction before age 60.

[3] The amount in this column represents the actuarial present value for each NEO's accumulated pension benefit at November 30, 2006, assuming benefits are payable at each NEO's earliest unreduced retirement age based upon current level of pensionable income. The interest rate of 5.53 percent and the RP2000 mortality table used in the calculations are based upon the U.S FAS 87 disclosure at November 30, 2006. Mr. Vittecoq's lump-sum present value accumulated benefit is based upon the Swiss pension measurement date of September 30, 2006. The EVK 2000 mortality table and the Swiss FAS87 interest rate of 3.5 percent were used to calculate Mr. Vittecoq's benefit.

2006 Nonqualified Deferred Compensation				
Name	Executive Contributions in 2006[1]	Registrant Contributions in 2006[1]	Aggregate Earnings in 2006[2]	Aggregate Balance at 12/31/06
J.W. Owens	$150,876	$150,876	$357,790	$2,805,762
S.L. Levenick	578,877	55,541	477,885	4,705,897
D.R. Oberhelman	201,350	68,314	65,786	1,656,906
G.L. Shaheen	455,207	68,435	99,680	2,952,138
G.R. Vittecoq	45,239	30,159	123,556	1,920,392
S.H. Wunning	179,757	57,474	189,948	2,289,436
D.B. Burritt	50,743	29,127	11,427	250,447

[1] Caterpillar maintains two non-qualified deferred compensation plans, SEIP and DEIP. These plans allow eligible U.S. employees, including all NEOs (except Mr. Vittecoq) to voluntarily defer a portion of their base salary and short-term Incentive pay into the plan and receive a company matching contribution. LTCPP pay may also be deferred, but does not qualify for any company matching contributions. Mr. Vittecoq is a participant in a non-U.S. Employee Investment Plan that allows him to contribute a portion of his base salary to the plan and receive a company matching contribution. Amounts deferred by executives in 2006 for base salary, short-term incentive pay and/or long-term cash performance payouts are included in the 2006 Summary Compensation Table. Matching contributions in non-qualified deferred compensation plans made by Caterpillar in 2006 are also included in the 2006 All Other Compensation Table under the Matching Contributions SEIP and DEIP column. SEIP and DEIP participants may elect a lump-sum payment, or an installment distribution payable for up to 15 years after separation.

[2] Aggregate earnings comprise interest, dividends, capital gains and appreciation/depreciation of investment results.

Potential Payments Upon Termination or Change in Control

General

Caterpillar does not have any special severance agreements or packages (such as golden parachutes) under which payments are to be made to any NEO. Potential payments to NEOs may, however, be available under the terms of existing compensation and benefit programs in the case of 1) termination (including voluntary separation, termination for cause or long-service separation) or 2) a change in control of the company. The terms applicable to these potential payments in various termination scenarios are discussed below.

Any payments that would be provided to a named executive officer under plans generally available to management employees similarly situated to the NEOs in age, years of service, date of hire, etc. that do not discriminate in favor of the NEOs (such as death and disability benefits, retiree medical and life insurance benefits) are not quantified in the following tabular information. The discussion below assumes that each NEO is eligible for benefits unless otherwise noted.

The following narrative and tabular information describes and quantifies certain payments and benefits that would become payable under existing plans and arrangements if the named executive's employment had terminated on December 31, 2006. The information is provided relative to the NEO's compensation and service levels as of the date specified. If applicable, they are based on the company's closing stock price on the specified date.

Terms of Potential Payments — Termination

The terms of potential payments to NEOs in each of the following termination scenarios under existing compensation and benefit programs follows:

- Voluntary Separation (resignation)
- Termination for Cause (termination)
- Long Service Separation (retirement)

Equity awards

Unvested equity awards granted to NEOs in accordance with the long-term plan become fully vested and exercisable upon retirement. In the event of resignation, NEOs keep vested equity awards but forfeit any that are not yet vested. If terminated, equity awards that are outstanding (whether vested or unvested) will expire. Potential amounts and assumptions regarding equity awards are included in the Potential Payments upon Termination or Change in Control Table (Potential Payments table) on page 43. These terms are applicable to all employees covered by the long-term plan.

Short-term incentive pay

In the event of retirement at December 31, 2006, NEOs would be eligible to receive the amount otherwise payable to them for the 2006 plan year under their applicable STIP. In the case of termination or resignation at December 31, 2006, the NEO would forfeit all short-term incentive pay. Potential amounts and assumptions regarding the short-term incentive pay are included in the Potential Payments table on page 43.

Long-term performance awards

In the event of retirement at December 31, 2006, NEOs would be eligible to receive amounts otherwise payable to them under the LTCPP feature of the Caterpillar Inc. 1996 Stock Option and Long-Term Incentive Plan (long-term plan). The NEOs' eligibility and award amount would be determined at the conclusion of the performance period, depending on the achievement of the established performance criteria. Potential amounts and assumptions regarding the short-term incentive pay are included in the Potential Payments table on page 43. These terms are applicable to all employees covered by the long-term plan.

Deferred compensation

The Nonqualified Deferred Compensation Table on page 41 describes unfunded, non-qualified deferred compensation plans that permit the deferral of salary, bonus and short-term cash performance awards by NEOs. These plans also provide for matching contributions by the company. LTCPP pay may also be deferred, but is not eligible for a company matching contribution.

NEOs are eligible to receive the amount in their deferred compensation account following termination under any termination scenario unless the named executive elects to further defer payment as permitted by the plans. The Nonqualified Deferred Compensation column of the Potential Payments table assumes the NEO terminated employment at December 31, 2006 with no further deferral of payments.

Severance pay

Other than in accordance with the terms of existing compensation and benefit programs, no special severance payments will be made to any NEOs.

Perquisites

In the event of retirement, perquisites such as financial counseling or security may be provided to the NEO.

Pension benefits

The footnotes to the Pension Benefits Table on page 40 include a description of the defined benefit pension plans (qualified and non-qualified) in which the NEOs participate, including the years of credited service and the present value of each NEO's accumulated pension benefit. These pension benefits are available to management employees generally and are not quantified in the tabular information in the Potential Payments table.

Terms & Potential Payments — Change in Control

Change in control provisions within our long and short-term plans generally provide for accelerated vesting and do not provide for extra payments. Potential payment amounts and assumptions are included in the Potential Payments table on page 43. These change in control provisions are designed so that employees are neither harmed nor given a windfall in the event of termination of employment without cause or for good reason within 12 months following a change in control. The provisions are intended to ensure that executives evaluate business opportunities in the best interests of stockholders. The terms are applicable to all employees covered by these plans and there are no payments made for voluntary separation, resignation and termination for cause.

Potential Payments Upon Termination or Change in Control

Name	Termination Scenario	Equity Awards: Stock Options/ SARs[1]	Equity Awards: Restricted Stock/RSUs[2]	Incentive: Short-term Incentive[3]	Incentive: Long-term Incentive[4]	Non-Qualified Deferred Comp.[5]
J. W. Owens	Voluntary Separation/Resignation	$0	$ 0	$ 0	$ 0	$2,805,762
	Long-Service Separation/Retirement	0	1,226,600	1,223,703	2,173,223	2,805,762
	Termination for Cause	0	0	0	0	2,805,762
	Change in Control	0	1,226,600	3,645,008	2,500,000	2,805,762
S. L. Levenick	Voluntary Separation/Resignation	0	0	0	0	4,705,897
	Long-Service Separation/Retirement	0	0	430,508	678,192	4,705,897
	Termination for Cause	0	0	0	0	4,705,897
	Change in Control	0	61,330	1,282,506	1,017,287	4,705,897
D. R. Oberhelman	Voluntary Separation/Resignation	0	0	0	0	1,656,906
	Long-Service Separation/Retirement	0	490,640	484,110	763,303	1,656,906
	Termination for Cause	0	0	0	0	1,656,906
	Change in Control	0	551,970	1,442,496	1,144,955	1,656,906
G. L. Shaheen	Voluntary Separation/Resignation	0	0	0	0	2,952,138
	Long-Service Separation/Retirement	0	N/A	484,110	767,387	2,952,138
	Termination for Cause	0	0	0	0	2,952,138
	Change in Control	0	N/A	1,442,496	1,151,081	2,952,138
G. R. Vittecoq	Voluntary Separation/Resignation	0	0	0	0	1,920,392
	Long-Service Separation/Retirement	0	83,715	505,579	810,434	1,920,392
	Termination for Cause	0	0	0	0	1,920,392
	Change in Control	0	83,715	1,506,451	1,215,651	1,920,392
S. H. Wunning	Voluntary Separation/Resignation	0	0	0	0	2,289,436
	Long-Service Separation/Retirement	0	N/A	441,554	694,941	2,289,436
	Termination for Cause	0	0	0	0	2,289,436
	Change in Control	0	N/A	1,315,494	1,042,412	2,289,436
D. B. Burritt	Voluntary Separation/Resignation	0	0	0	0	250,447
	Long-Service Separation/Retirement	0	N/A	391,288	349,650	250,447
	Termination for Cause	0	0	0	0	250,447
	Change in Control	0	N/A	391,288	524,475	250,447

[1] In the event of a change in control, maximum payout factors are assumed for amounts payable under the 1996 Stock Option and Long-Term Incentive Plan (LTIP) and ESTIP. Additionally, all unvested stock options, SARs, restricted stock and restricted stock units vest immediately. Stock options and SARs remain exercisable over the normal life of the grant. For valuation purposes, the vesting of the 2006 SAR grant does not create any value on 12/31/2006, as the grant price of $72.05 exceeded the year-end stock price of $61.33. The 2006 SAR grant was the only grant outstanding that was not fully vested on 12/31/2006. For separations due to Long-Service Separation/Retirement, death, and disability, the life of the equity grant is reduced to a maximum of 60 months from the date of separation or 10 years from the original granting date, whichever date arrives first. For voluntary separations, the equity grant life is reduced to 60 days from the date of separation.

[2] The LTIP allows immediate vesting to occur on outstanding restricted stock in the event of a change in control. The valuation shown is based upon the number of shares vesting multiplied by the closing price of Caterpillar common stock on December 29, 2006, which was $61.33 per share.

[3] ESTIP provisions provide for the maximum payout allowed under the plan in the event of a change in control. Therefore, amounts shown for change in control represent the maximum payout available under ESTIP for all NEOs, with the exception of Mr. Burritt. Mr. Burritt is a participant in STIP, which has no plan provisions for a change in control. Thus, Mr, Burritt's amount shown for change in control is his actual payout available under the plan. In the event of a voluntary separation or termination for cause before the completion of the performance period, both the ESTIP and STIP plan participant forfeit any benefit. Participants in both the ESTIP and STIP who separate via a long-service separation/retirement receive a prorated benefit based on the time of active employment during the performance period.

[4] The LTCPP provisions provide for maximum payout allowed for each open plan cycle in the event of a change in control. Participants who separate via a change in control receive a prorated benefit based on the time of active employment during the performance period. Change in control amounts shown for all NEOs represent a prorated benefit at maximum payout for plan cycles 2005-2007 and 2006-2008, both of which are open cycles as of 12/31/2006. Plan provisions restrict Mr. Owens' payout to a $2.5 million cap per plan cycle, which is reflected in his prorated payout amount shown for change in control. This amount is less than his plan payout at maximum. The 2004-2006 plan cycle amounts are not shown as this cycle was fully vested as of 12/31/2006. Participants who separate via a long-service separation/retirement receive a prorated benefit based on the time of active employment during the performance period. The amount shown for long-service separation/retirement is the NEO's prorated benefit based on a target payout for plan cycles 2005-2007 and 2006-2008, both of which were open cycles as of 12/31/2006. Participants forfeit any benefit upon a voluntary separation or a termination for cause that occurs prior to the completion of the performance period.

[5] Amounts assume Termination or Change in Control separation occurring on December 31, 2006, with no further deferral of available funds.

Director Compensation

Of our current board members, only Mr. Owens is a salaried employee of Caterpillar. Non-employee directors are compensated for board service. For 2006, compensation for non-employee directors was comprised of the following components:

Retainer:	$90,000 annually
Committee Chairman Stipend:	Audit . . . . $15,000 annually Compensation . . . . $10,000 annually Governance . . . . $ 7,500 annually Public Policy . . . . $ 6,000 annually
Audit Committee Members Stipend:	$10,000 annually
Stock Appreciation Rights (SARS):	7,000 SARs — 2006 Grant

In addition to the above, the company reimburses expenses related to attendance of meetings to non-employee directors.

Under Caterpillar's Directors' Deferred Compensation Plan, directors may defer 50 percent or more of their annual retainer and stipend in an interest-bearing account or an account representing equivalent shares of Caterpillar stock. Directors can also elect to receive all or a portion of their annual retainer and stipend in shares of Caterpillar stock.

Eligible directors may also participate in a Charitable Award Program. Under the program, a donation of up to $1 million will be made by the company, in the director's name, in 10 equal annual installments, with the first installment to be made as soon as practicable after the director's death. Of the total donation, half will be donated to the eligible tax-exempt organization(s) selected by the director, and the remainder will be directed to the Caterpillar Foundation. The maximum amount payable is $1 million on behalf of each eligible director. The sum is based on the director's length of service. The program is financed through the purchase of life insurance policies. Directors derive no financial benefit from the program. Premiums paid by the company for this program are included in the All Other Compensation tables on page 45 for non-employee directors and on page 37 for Mr. Owens.

Director Compensation for 2006				
Director	Fees Earned or Paid in Cash	Option Awards[1]	All Other Compensation[2]	Total
W. Frank Blount	$ 98,754	$160,910	$ 8,029	$267,693
John R. Brazil	97,998	36,066	24,050	158,114
Daniel M. Dickinson	7,500	—	—	7,500
John T. Dillon	103,752	130,740	5,144	239,636
Eugene V. Fife	115,008	29,053	34,825	178,886
Gail D. Fosler	90,000	29,053	—	119,053
Juan Gallardo	90,000	52,296	28,179	170,475
David R. Goode	100,008	160,910	43,790	304,708
Peter A. Magowan	90,000	160,910	19,733	270,643
William A. Osborn	100,008	29,053	25,797	154,858
Gordon R. Parker[3]	50,004	160,910	5,546	216,460
Charles D. Powell	93,000	29,053	35,697	157,750
Edward B. Rust, Jr.	95,004	29,053	35,106	159,163
Joshua I. Smith	90,000	160,910	8,578	259,488

[1] Each non-employee director was awarded 7,000 stock settled SARs on June 14, 2006. The amounts shown do not reflect realized compensation by the named director. The amounts shown is the expense recognized for financial reporting purposes in accordance with FAS123R. Assumptions made in the calculation of these amounts are included in Note 2 to the company's financial statements for the fiscal year ended December 31, 2006 included on Form 10-K filed with the SEC on February 23, 2007. As of December 31, 2006, the number of shares of stock/vested and non-vested options held by each non-employee director was: Mr. Blount: 12,329/71,000; Mr. Brazil: 8,803/39,000; Mr. Dickinson: 783/0; Mr. Dillon: 12,313/79,000; Mr. Fife: 22,000/31,000; Ms. Fosler: 2,000/31,000; Mr. Gallardo: 204,109/71,000; Mr. Goode: 32,583/79,000; Mr. Magowan: 266,219/79,000; Mr. Osborn: 8,614/47,000; Mr. Powell: 4,701/47,000; Mr. Rust: 4,933/31,000; and Mr. Smith: 10,855/47,000. In addition, Mr. Owens, the only employee director serving on the board held the following number of shares of stock/vested and non-vested options at December 31, 2006: 268,781/1, 898,000.

[2] All Other Compensation represents reinvested earning for assets held in the Director's deferred compensation plan, and premium plus administrative costs associated with the Director's Charitable Award Program.

[3] Mr. Parker retired from the board effective June 2006.

2006 All Other Director Compensation Table			
	Earnings on the Director's Deferred Compensation Plan[1]	Director's Charitable Award Program — Insurance Premiums and Administrative Costs[2]	Total
W. Frank Blount	$ 6,529	$ 1,500	$ 8,029
John R. Brazil	2,700	21,350	24,050
Daniel M. Dickinson	—	—	—
John T. Dillon	3,644	1,500	5,144
Eugene V. Fife	—	34,825	34,825
Gail D. Fosler	—	—	—
Juan T. Gallardo	3,254	24,925	28,179
David R. Goode	42,290	1,500	43,790
Peter A. Magowan	18,233	1,500	19,733
William A. Osborn	872	24,925	25,797
Gordon R. Parker	4,046	1,500	5,546
Charles D. Powell	872	34,825	35,697
Edward B. Rust, Jr.	5,095	30,011	35,106
Joshua I. Smith	7,078	1,500	8,578

[1] Represents dividends on equivalent shares held in the deferred compensation plan.

[2] The amounts listed represent the named director's year 2006 insurance premium and administrative fee. For those directors whose policy premiums are fully paid up, the amount shown represents only the administrative fee of $1,500.

Compensation Committee Report

The Compensation Committee (committee) has reviewed and discussed the CD&A included in this proxy statement with management. The committee is satisfied that the CD&A fairly and completely represents the philosophy, intent, and actions of the committee with regard to executive compensation. We recommend to the board that the CD&A be included in this proxy statement for filing with the SEC.

By the current members of the
Compensation Committee consisting of:

William A. Osborn (Chairman)

Daniel M. Dickinson   *Edward B. Rust, Jr.*

Other Matters

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of our records, all reports that were required to be filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 were filed on a timely basis.

Matters Raised at the Meeting not Included in this Statement

We do not know of any matters to be acted upon at the meeting other than those discussed in this statement. If any other matter is presented, proxy holders will vote on the matter in their discretion.

Under Caterpillar bylaws, a stockholder may bring a matter to vote upon at the annual meeting by giving adequate notice to our Corporate Secretary. To be adequate, that notice must contain information specified in our bylaws and be received by us not less than 45 days nor more than 90 days prior to the annual meeting. If, however, less than 60 days notice of the meeting date is given to stockholders, notice of a matter to be brought before the annual meeting may be provided to us up to the 15th day following the date notice of the annual meeting was provided.

Admission & Ticket Request Procedure

Admission

Admission is limited to stockholders of record on April 16, 2007, and one guest, or a stockholder's authorized proxy holder or a representative designated in writing to present a stockholder proposal. In each case, the individual must have an admission ticket and valid photo identification to be admitted to the meeting. In addition, share ownership will be verified.

Ticket Request Deadline

Ticket requests must include all information specified in the applicable table below and be submitted in writing and received by Caterpillar on or before May 30, 2007. No requests will be processed after that date.

To Submit Request

Submit requests by mail to James B. Buda, Corporate Secretary, 100 NE Adams Street, Peoria, IL 61629-7310 or by facsimile to (309) 675-6620. Ticket requests by telephone will not be accepted.

Authorized Proxy Representative

A stockholder may appoint a representative to attend the meeting and/or vote on his/her behalf. The admission ticket must be requested by the stockholder but will be issued in the name of the authorized representative. Individuals holding admission tickets that are not issued in their name will not be admitted to the meeting. Stockholder information specified below and a written proxy authorization must accompany the ticket request.

Registered Stockholders

For ownership verification provide:

- name(s) of stockholder
- address
- phone number
- social security number and/or stockholder account number; or
- a copy of your proxy card showing stockholder name and address

Also include:

- name of guest if other than stockholder
- name of authorized proxy representative, if one appointed
- address where tickets should be mailed and phone number

Beneficial Holders

For ownership verification provide:

- a copy of your April brokerage account statement showing Caterpillar stock ownership as of the record date (4/16/07);
- a letter from your broker, bank or other nominee verifying your record date (4/16/07) ownership; or
- a copy of your brokerage account voting instruction card showing stockholder name and address

Also include:

- name of guest if other than stockholder
- name of authorized proxy representative, if one appointed
- address where tickets should be mailed and phone number
